Exhibit 2.1

Execution Copy

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

SWISHER HYGIENE INC.,

AND

WASTE SERVICES OF FLORIDA, INC.,

November 15, 2012

TABLE OF CONTENTS

ARTICLE I	PURCHASE AND SALE	1
Section 1.1	Purchase and Sale	1
Section 1.2	Closing Date	2
Section 1.3	Closing Date Payment	2
Section 1.4	Net Working Capital Adjustment	3
Section 1.5	Revenue Adjustment	4
Section 1.6	Financial Adjustments	7
Section 1.7	Holdback	11

ARTICLE II	REPRESENTATIONS AND WARRANTIES OF SELLERS	10
Section 2.1	Organization	10
Section 2.2	Authorization and Enforceability	10
Section 2.3	Conflicts	11
Section 2.4	Consents of Third Parties	11
Section 2.5	The Purchased Shares	11
Section 2.6	Brokers’ Fees	11
Section 2.7	No Proceedings	11

ARTICLE III	REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY	12
Section 3.1	Organization and Related Matters	12
Section 3.2	Capitalization	12
Section 3.3	Financial Statements	13
Section 3.4	Indebtedness; No Known Undisclosed Liabilities	14
Section 3.5	Absence of Certain Developments	14
Section 3.6	Taxes	16
Section 3.7	Real Property	18
Section 3.8	Personal Property Leases; Title to Assets	19
Section 3.9	Intellectual Property	19
Section 3.10	Contracts	20
Section 3.11	Employee Benefits Plan	21
Section 3.12	Labor	23
Section 3.13	Litigation	25
Section 3.14	Compliance with Laws; Permits	26
Section 3.15	Environmental Matters	26
Section 3.16	Insurance	27
Section 3.17	Related Party Transactions	27
Section 3.18	Brokers’ Fees	28
Section 3.19	Bank Accounts; Powers of Attorney	28
Section 3.20	Receivables	28
Section 3.21	Customers	28

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PURCHASER	28
Section 4.1	Organization	28

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of November 15, 2012 is by and between Swisher Hygiene Inc., a Delaware corporation (“Seller”), and Waste Services of Florida, Inc., a Delaware corporation (“Purchaser”). Seller and Purchaser are sometimes referred to herein collectively as the “Parties” and each individually as a “Party.” Capitalized terms used herein and not otherwise defined shall have the meanings set forth in ARTICLE VIII hereof.

WHEREAS, Seller owns One Thousand (1,000) shares of common stock, par value $0.001 per share, of Choice Environmental Services, Inc., a Florida corporation (the “Company”), and such shares represent all of the issued and outstanding shares of capital stock of the Company;

WHEREAS, the Company and its Subsidiaries (as herein defined) own and operate the business of waste and recycling processing, collection, transportation and disposal in the State of Florida;

WHEREAS, Seller wishes to sell to Purchaser and Purchaser wishes to purchase from Seller all One Thousand (1,000) of the shares owned by Seller (the “Purchased Shares”), subject to the terms and conditions set forth herein; and

WHEREAS, Seller and Purchaser desire to make certain representations, warranties, covenants, and agreements in connection with the transactions contemplated herein.

NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Purchase and Sale.

(a) On and subject to the terms and conditions of this Agreement, at the closing of the transactions contemplated hereby (the “Closing”), Seller shall sell to Purchaser, free and clear of all Liens (other than any restrictions on transfer arising under the Securities Act and Blue Sky Laws), and Purchaser shall purchase from Seller, all of the Purchased Shares. In furtherance thereof, at the Closing Seller shall deliver to Purchaser, free and clear of all Liens (other than any restrictions on transfer arising under the Securities Act and Blue Sky Laws), the stock certificate representing the Purchased Shares, duly endorsed in blank or with a duly executed stock power attached.

(b) The aggregate consideration for the Purchased Shares acquired by Purchaser hereunder (collectively, the “Transaction Consideration”), shall consist of:

(i) One Hundred Twenty Three Million Two Hundred Fifty Thousand Dollars ($123,250,000) in cash; minus

(ii) the amount, if any, owed by Seller to Purchaser as Purchaser’s Severance Reimbursement Amount; minus

(iii) the amount, if any, by which the Closing Net Working Capital is less than the Target Net Working Capital; plus

(iv) the amount, if any, by which the Closing Net Working Capital is greater than the Target Net Working Capital; plus

(v) the Contingent Consideration, if any; minus

(vi) the Audit Adjustment, if any; minus

(vii) the EBITDA Adjustment, if any.

A portion of the Transaction Consideration shall be used to discharge and pay in full all Debt (as herein defined) in accordance with Section 1.3(b). In addition, $12,500,000 of the Transaction Consideration (the “Holdback Amount”) shall be reserved and held back by Purchaser at the Closing and shall be paid to Seller subject to and in accordance with the provisions of Section 1.7. The Holdback Amount shall be increased for the benefit of Seller by an amount equal to the product of the Interest Amount multiplied by 65%. The “Interest Amount” shall mean interest calculated on the Holdback Amount at an annual rate equal to the one month LIBOR Rate existing on the Closing Date. Purchaser shall provide an accounting of the Interest Amount to Seller in connection with all disbursements of the Holdback Amount under Section 1.7 hereof.

Section 1.2 Closing Date. The Closing shall take place at the offices of Akerman Senterfitt, 350 East Las Olas Boulevard, Suite 1600, Fort Lauderdale, Florida 33301, at 10:00 a.m. simultaneously upon the execution and delivery of this Agreement by the Parties. The Closing may take place electronically by exchange of facsimiles or pdf copies of executed documents. The date on which the Closing takes place is referred to herein as the “Closing Date.” The Closing shall be deemed effective as of 12:01 a.m. on November 16, 2012 (the “Effective Time”).

Section 1.3 Closing Date Payment.

(a) Attached hereto as Exhibit A is Seller’s good faith estimate of the Net Working Capital as of the Effective Time (the “Estimated Net Working Capital”).

(b) On the Closing Date, Purchaser shall:

(i) pay to Seller, an amount in cash, payable by wire transfer of immediately available funds to the account(s) specified in writing by Seller, which shall be equal to the following (collectively, the “Closing Cash Consideration”):

(A) One Hundred Twenty Three Million Two Hundred Fifty Thousand Dollars ($123,250,000); minus

(B) the amount, if any, owed by Seller to Purchaser as Purchaser’s Severance Reimbursement Amount (to the extent known at Closing); minus

(C) the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital; plus

(D) the amount, if any, by which the Estimated Net Working Capital is greater than the Target Net Working Capital; minus

(E) the amount set forth on Schedule 1.3(b)(i)(E) (the “Debt”), representing the amount required to fully pay off, release, and satisfy all Liens (other than those Liens described on Schedule 1.3(b)(i)(E)) encumbering any of the Purchased Shares or any of the assets of the Company or its Subsidiaries as of the Effective Time); minus

(F) the amount of Indebtedness for Capitalized Leases not constituting Debt set forth on Schedule 1.3(b)(i)(F), representing the GAAP amount of such Indebtedness as of the Effective Time (which shall remain outstanding as obligations of the Company or its Subsidiaries after the Closing), it being agreed that amounts set forth on Schedule 1.3(b)(i)(F) shall be without duplication of Debt amounts set forth on Schedule 1.3(b)(i)(E); minus

(G) the Holdback Amount; and

(ii) pay the amount of all Debt from the Transaction Consideration as provided in the Payoff Letters.

Section 1.4 Net Working Capital Adjustment.

(a) Within one hundred five (105) days after the Effective Time, Purchaser shall prepare and deliver to Seller a statement (the “Closing Statement”), calculating the Net Working Capital as of the Effective Time (subject to Section 1.4(b), the “Closing Net Working Capital”).

(b) If Seller disputes any amounts as shown on the Closing Statement, Seller shall deliver to Purchaser within thirty (30) days after receipt of the Closing Statement a notice (the “Net Working Capital Dispute Notice”), setting forth Seller’s calculation of such amount and describing the basis for the determination of such different amount. If Seller does not deliver a Net Working Capital Dispute Notice to Purchaser within such thirty (30) day period, the Closing Statement prepared and delivered by Purchaser shall be deemed to be the “Final Closing Statement.” The Parties shall act in good faith to resolve such differences within a period of thirty (30) days after Seller has given the Net Working Capital Dispute Notice. If the Parties resolve such differences, the Closing Statement agreed to by the Parties shall be deemed to be the Final Closing Statement. If Purchaser and Seller do not reach a final resolution on the Closing Statement within thirty (30) days after Seller has given the Net Working Capital Dispute Notice, unless Purchaser and Seller mutually agree to continue their efforts to resolve such differences, the Neutral Accountant shall resolve such differences, pursuant to an engagement agreement among Purchaser, Seller and the Neutral Accountant (which Purchaser and Seller agree to execute promptly), in the manner provided below. The Neutral Accountant shall only decide the specific items under dispute by the Parties, solely in accordance with the terms of this Agreement. Purchaser and Seller shall each be entitled to make a presentation to the Neutral Accountant, pursuant to procedures to be agreed to among Purchaser, Seller and the Neutral Accountant (or, if they cannot agree on such procedures, pursuant to procedures determined by the Neutral Accountant), regarding such Party’s determination of the amounts to be set forth on the Closing Statement; and the Parties shall use commercially reasonable efforts to cause the Neutral Accountant to resolve the differences between Purchaser and Seller and determine the amounts to be set forth on the Closing Statement within forty-five (45) days after the engagement of the Neutral Accountant. The Neutral Accountant’s determination shall be based (i) on such presentations of the Parties, (ii) if deemed necessary or appropriate by the Neutral Accountant, on the Neutral Accountant’s independent review, including its independent review of the books and records of the Company and its Subsidiaries, and (iii) on the definitions and other terms included herein. Each Party shall cooperate fully with the Neutral Accountant and the other Party in resolving any disputes including by giving the other Party and its representatives reasonable access to the books and records and all other relevant materials of the Company and its Subsidiaries. The Closing Statement determined by the Neutral Accountant shall be deemed to be the Final Closing Statement. Such determination by the Neutral Accountant shall be conclusive and binding upon the Parties, absent fraud or manifest error. The fees and expenses of the Neutral Accountant related to the determination of the Closing Net Working Capital shall be paid by the Party whose calculation of the Closing Net Working Capital is farther from the Neutral Accountant’s calculation thereof, but only if such Party’s calculation is at least $250,000 farther from the Neutral Accountant’s calculation of the Closing Net Working Capital than is the other Party’s calculation thereof; otherwise, the Parties shall split the Neutral Accountant’s fees and expenses related to the determination of the Closing Net Working Capital, with each bearing fifty percent (50%) of the total fees and expenses of the Neutral Accountant related to the determination of the Closing Net Working Capital. Nothing in this Section 1.4(b) shall be construed to authorize or permit the Neutral Accountant to: (i) determine any questions or matters whatsoever under or in connection with this Agreement except for the resolution of differences between Purchaser and Seller regarding the determination of the Final Closing Statement; or (ii) resolve any such differences by making an adjustment to the Closing Statement other than within the ranges submitted by the Parties in their presentations to the Neutral Accountant.

(c) Promptly, but no later than five (5) Business Days after the final determination thereof, if the Closing Net Working Capital set forth in the Final Closing Statement: (i) exceeds the Estimated Net Working Capital, Purchaser shall pay such excess amount to Seller; or (ii) is less than the Estimated Net Working Capital, Seller shall pay such excess amount to Purchaser (or, alternatively, Purchaser shall have the option, if an amount is owed to Purchaser under this Section 1.4(c), to offset such amount against the Holdback Amount rather than having Seller pay such amount to Purchaser). Any payments made pursuant to this Section 1.4 shall be treated as an adjustment to the Transaction Consideration by the Parties.

Section 1.5 Revenue Adjustment.

(a) In addition to the Transaction Consideration payable to Seller at the Closing, Purchaser shall pay to Seller an additional amount equal to One Million Seven Hundred Fifty Thousand Dollars ($1,750,000) (the “Contingent Consideration”) less (i) the amount of the

Annualized Additional Revenue Shortfall, if any, multiplied by (ii) nine. For the purposes hereof “Additional Revenues” shall mean the average monthly gross operating revenues (excluding sales taxes, franchise fees, fuel surcharges and environmental charges) for residential recycling collection services and residential, commercial, municipal and roll-off solid waste collection services generated during the Revenue Period from the existing third-party customers of the Company or any of its Subsidiaries as of the Closing in excess of $4,806,622. “Additional Revenues” shall only include such revenues that are generated in the ordinary course of the business with the existing customers consistent with past practice but including any revenues generated as a result of the approximate $55,000 average monthly price increase recently implemented or to be implemented by the Company prior to the Closing (which amount is inclusive of an approximate $8,000 per month consumer price index increase under municipal contracts implemented in October 2012) (collectively, the “New Price Increase”). Additional Revenues shall also include any (x) price increases after the Closing under existing contracts (other than municipal contracts) that occur automatically pursuant to the current terms of such contracts without any action taken by the Company or its Subsidiaries and (y) price increases after the Closing under existing contracts, including municipal contracts, that Purchaser implements on behalf of the Company or its Subsidiaries in its discretion; it being understood and agreed that Purchaser shall have no obligation whatsoever to implement any price increase under any contract even if such contract would allow the Company or its Subsidiaries to unilaterally impose such price increase. For the avoidance of doubt, Additional Revenues shall not include revenues derived from an automatic consumer price index increase after the Closing under any municipal contract that was not part of the New Price Increase implemented before Closing as a result of the provisions in clause (x) above, even if the Purchaser voluntarily implements a price increase under such municipal contract that would be considered Additional Revenues under clause (y) above. In addition, Additional Revenues shall not include any revenues generated as a result of non-recurring events, contracts entered into after the Closing with new customers or acts of God. For the purposes hereof, (A) “Additional Revenue Shortfall” shall mean the amount by which the Additional Revenues during the Revenue Period are less than Fifty Five Thousand Dollars ($55,000), (B) “Annualized Additional Revenue Shortfall” shall mean the Additional Revenue Shortfall multiplied by twelve (12) and (C) “Revenue Period” means the three month period commencing December 1, 2012, to and including February 28, 2013. In no event shall the Contingent Consideration exceed $1,750,000, nor shall any downward adjustment reduce the Contingent Consideration below zero. By way of illustration only, if existing customers generate $100,000 in average monthly revenues, and such customers generate $150,000 in average monthly revenues during the Revenue Period, there shall be $5,000 in Additional Revenue Shortfall ($55,000 less $50,000) and $60,000 in Annualized Additional Revenue Shortfall. Accordingly, Seller shall be entitled to $1,210,000 in Contingent Consideration ($1,750,000 less $540,000 (Annualized Additional Revenue Shortfall multiplied by nine)).

(b) By March 15, 2013, Purchaser shall prepare and deliver to Seller a statement (the “Additional Revenue Statement”), calculating the Additional Revenues during the Revenue Period and its calculation of the Contingent Consideration.

(c) If Seller disputes any amounts as shown on the Additional Revenue Statement, Seller shall deliver to Purchaser within thirty (30) days after receipt of the Additional Revenue Statement (provided Purchaser gives Seller full access to all books and records (including financial, customer, and stop records) of the Company and each of its Subsidiaries to enable Seller to verify such amounts on the Additional Revenue Statement, otherwise such period shall be extended until thirty (30) days after Seller receives such full access) a notice (the “Additional Revenue Dispute Notice”), setting forth Seller’s calculation of such amount and describing the basis for the determination of such different amount. If Seller does not deliver an Additional Revenue Dispute Notice to Purchaser within such thirty (30) day period, the Additional Revenue Statement prepared and delivered by Purchaser shall be deemed to be the “Final Additional Revenue Statement.” The Parties shall act in good faith to resolve such differences within a period of thirty (30) days after Seller has given the Additional Revenue Dispute Notice. During such 30-day period, Seller and its accountants and representatives will have the right to inspect the books and records of Purchaser and the Company and its Subsidiaries, and Purchaser shall provide Seller and its accountants and representatives access to all such books and records (including all financial, customer, and stop records) during normal business hours at the Company’s offices, upon reasonable notice and for purposes reasonably related to the determination of Additional Revenues and the resulting Contingent Consideration. If the Parties resolve such differences, the Additional Revenue Statement agreed to by the Parties shall be deemed to be the Final Additional Revenue Statement. If Purchaser and Seller do not reach a final resolution on the Additional Revenue Statement within thirty (30) days after Seller has given the Additional Revenue Dispute Notice, unless Purchaser and Seller mutually agree to continue their efforts to resolve such differences, the Neutral Accountant shall resolve such differences, pursuant to an engagement agreement among Purchaser, Seller and the Neutral Accountant (which Purchaser and Seller agree to execute promptly), in the manner provided below. The Neutral Accountant shall only decide the specific items under dispute by the Parties, solely in accordance with the terms of this Agreement. Purchaser and Seller shall each be entitled to make a presentation to the Neutral Accountant, pursuant to procedures to be agreed to among Purchaser, Seller and the Neutral Accountant (or, if they cannot agree on such procedures, pursuant to procedures determined by the Neutral Accountant), regarding such Party’s determination of the amounts to be set forth on the Additional Revenue Statement; and the Parties shall use commercially reasonable efforts to cause the Neutral Accountant to resolve the differences between Purchaser and Seller and determine the amounts to be set forth on the Additional Revenue Statement within forty-five (45) days after the engagement of the Neutral Accountant. The Neutral Accountant’s determination shall be based (i) on such presentations of the Parties, (ii) if deemed necessary or appropriate by the Neutral Accountant, on the Neutral Accountant’s independent review, including its independent review of the books and records of the Company and its Subsidiaries, and (iii) on the definitions and other terms included herein. The Additional Revenue Statement determined by the Neutral Accountant shall be deemed to be the Final Additional Revenue Statement. Such determination by the Neutral Accountant shall be conclusive and binding upon the Parties, absent fraud or manifest error. The fees and expenses of the Neutral Accountant related to the determination of the Contingent Consideration shall be paid by the Party whose calculation of the Additional Revenues is farther from the Neutral Accountant’s calculation thereof, but only if such Party’s calculation is at least thirty percent (30%) farther from the Neutral Accountant’s calculation of the Additional Revenues than is the other Party’s calculation thereof; otherwise, the Parties shall split the Neutral Accountant’s fees and expenses related to the determination of the Contingent Consideration, with each bearing fifty percent (50%) of the total fees and expenses of the Neutral Accountant related to the determination of the Contingent Consideration. Nothing in this Section 1.5(c) shall be construed to authorize or permit the Neutral Accountant to: (i) determine any questions or matters whatsoever under or in connection with this Agreement except for the resolution of differences between Purchaser and Seller regarding the determination of the Final Additional Revenue

Statement; or (ii) resolve any such differences by making an adjustment to the Additional Revenue Statement other than within the ranges submitted by the Parties in their presentations to the Neutral Accountant.

(d) Following the Closing through the end of the Revenue Period, Purchaser agrees to use commercially reasonable efforts to retain the business of the customers existing as of the Closing, including levels and quality of service, and Purchaser will not discriminate against such acquired customers in relation to Purchaser’s other customers; it being understood and agreed that Purchaser shall have the right to adjust routes with respect to such customers (as long as the frequency of service remains constant, unless such frequency is changed as a result of the request of such customers, which shall be an allowed change), Purchaser shall have the right, to the extent reasonable, to reduce prices to maintain the business of such customers and Purchaser shall have the right to make other adjustments requested by the customer to the extent reasonable. In exercising these rights under this Section 1.5(d), Purchaser shall at all times act in good faith.

(e) Promptly, but no later than five (5) Business Days after the final determination of Additional Revenues, Purchaser shall pay the resulting Contingent Consideration, if any, to Seller. Any payments made pursuant to this Section 1.5 shall be treated as an adjustment to the Transaction Consideration by the Parties. Purchaser is not entitled to offset against the Contingent Consideration any amounts that are or may be due from Seller, including Losses for which Seller is obligated to indemnify the Purchaser Indemnitees under this Agreement.

Section 1.6 Financial Adjustments.

(a) The Transaction Consideration shall also be reduced (solely by operation of Section 1.1(b)(vi) and (vii)) as a result of the Audit Adjustment, if any, and the EBITDA Adjustment, if any, set forth in this Section 1.6.

(b) At the Closing, Seller shall deliver to Purchaser an estimated unaudited consolidated balance sheet of the Company and its Subsidiaries as of October 31, 2012 (the “Closing Date Balance Sheet”). In addition, following the Closing, Seller agrees, at its sole cost and expense, to retain an independent accounting firm, Templeton & Company, to prepare and deliver (i) audited consolidated financial statements of the Company and its Subsidiaries for the ten-month period ended December 31, 2011 (the “2011 Financial Statements”), (ii) audited consolidated financial statements of the Company and its Subsidiaries for the period commencing January 1, 2012 and ended October 31, 2012 (the “2012 Financial Statements”) and (iii) reviewed consolidated financial statements of the Company and its Subsidiaries for the three-month period ended September 30, 2012 (the “Third Quarter Financial Statements”, and together with the 2011 Financial Statements and the 2012 Financial Statements, the “Post-Closing Financial Statements”). The Post-Closing Financial Statements shall be prepared in accordance with GAAP applied on a consistent basis. Notwithstanding the foregoing, if Seller delivers to Purchaser on or before December 15, 2012 an estimated unaudited consolidated balance sheet of the Company and its Subsidiaries as of November 15, 2012, prepared on a basis consistent with the October 31 2012 balance sheet, then the references herein to the Closing Date Balance Sheet shall be construed to mean that November 15, 2012 unaudited consolidated balance sheet and the October 31, 2012 date contained in clause (ii) above shall be changed to be

November 15, 2012. For the sake of clarity, changes to the unaudited consolidated balance sheet of the Company and its Subsidiaries as of November 15, 2012 that result from adjustments contemplated by this purchase and sale transaction shall not be deemed inconsistent with the October 31, 2012 unaudited balance sheet.

(c) In the event that the 2012 Financial Statements identify any liabilities that are not recorded on the Closing Date Balance Sheet, or reduces the valuation of any assets as compared to valuation for such assets on the Closing Date Balance Sheet, the Transaction Consideration shall be reduced (solely by operation of Section 1.1(b)(vi)) on a dollar for dollar basis by the amount of such unrecorded liability or overstatement of assets. Notwithstanding the foregoing, no adjustment to the Transaction Consideration shall be made under this Section 1.6(c) to the extent that a corresponding reduction was ultimately made in the calculation of Closing Net Working Capital. Any reductions in the Transaction Consideration made under this Section 1.6(c) shall be referred to as the “Audit Adjustment”. For the avoidance of doubt, (i) the Audit Adjustment may only result in a reduction in the Transaction Consideration and in no event shall Seller be entitled to an increase in the Transaction Consideration as a result of the Audit Adjustment, and (ii) the reduction in valuation of good will or of other intangible assets should not be the basis for a reduction in Transaction Consideration pursuant to this Section 1.6(c).

(d) In the event that Annualized EBITDA is less than $11,988,120 (the “EBITDA Shortfall”), the Transaction Consideration shall be reduced (solely by operation of Section 1.1(b)(vii)) by an amount equal to nine multiplied by the EBITDA Shortfall. For the purposes of this Agreement, “EBITDA” shall mean the Company’s and its Subsidiaries’ consolidated net income for the third quarter of 2012 as set forth in the Third Quarter Financial Statements, plus interest expense, taxes, depreciation, amortization and other significant non-cash, non-operating expenses such as stock compensation for such period, in each case to the extent such amounts were used to calculate net income for such period. In addition, EBITDA will be calculated on a consistent basis with the principles and methods set forth on Exhibit B. For the purposes of this Agreement, “Annualized EBITDA” means EBITDA multiplied by four. The amount of the adjustment, if any, in the Transaction Consideration determined under this Section 1.6(d) shall be referred to as the “EBITDA Adjustment”.

(e) Within sixty (60) days of the receipt of the Post-Closing Financial Statements, Purchaser shall prepare and deliver to Seller a statement (the “Additional Adjustments Statement”), calculating the Audit Adjustment, EBITDA and the resulting EBITDA Shortfall and EBITDA Adjustment. Within said sixty (60) day period, Purchaser shall have access to the independent accounting firm engaged by Seller to prepare the Post-Closing Financial Statements to seek clarification or confirmation on any items contained within the Post-Closing Financial Statements (and Seller shall cooperate with all reasonable requests of Purchaser to facilitate such access). If Seller disputes any amounts as shown on the Additional Adjustments Statement, Seller shall deliver to Purchaser within thirty (30) days after receipt of the Additional Adjustments Statement a notice (the “Additional Adjustments Dispute Notice”), setting forth Seller’s calculation of such amount and describing the basis for the determination of such different amount. If Seller does not deliver an Additional Adjustments Dispute Notice to Purchaser within such thirty (30) day period, the Additional Adjustments Statement prepared and delivered by Purchaser shall be deemed to be the “Final Additional Adjustments Statement.” The Parties shall act in good faith to resolve such differences within a period of thirty (30) days after Seller has given the Additional Adjustments Dispute Notice. If the Parties resolve such differences, the Additional Adjustments Statement agreed to by the Parties shall be deemed to be the Final Additional Adjustments Statement. If Purchaser and Seller do not reach a final resolution on the Additional Adjustments Statement within thirty (30) days after Seller has given the Additional Adjustments Dispute Notice, unless Purchaser and Seller mutually agree to continue their efforts to resolve such differences, the Neutral Accountant shall resolve such differences, pursuant to an engagement agreement among Purchaser, Seller and the Neutral Accountant (which Purchaser and Seller agree to execute promptly), in the manner provided below. The Neutral Accountant shall only decide the specific items under dispute by the Parties, solely in accordance with the terms of this Agreement. Purchaser and Seller shall each be entitled to make a presentation to the Neutral Accountant, pursuant to procedures to be agreed to among Purchaser, Seller and the Neutral Accountant (or, if they cannot agree on such procedures, pursuant to procedures determined by the Neutral Accountant), regarding such Party’s determination of the amounts to be set forth on the Additional Adjustments Statement; and the Parties shall use commercially reasonable efforts to cause the Neutral Accountant to resolve the differences between Purchaser and Seller and determine the amounts to be set forth on the Additional Adjustments Statement within forty-five (45) days after the engagement of the Neutral Accountant. The Neutral Accountant’s determination shall be based (i) on such presentations of the Parties, (ii) if deemed necessary or appropriate by the Neutral Accountant, on the Neutral Accountant’s independent review, including its independent review of the books and records of the Company and its Subsidiaries, and (iii) on the definitions and other terms included herein. The Additional Adjustments Statement determined by the Neutral Accountant shall be deemed to be the Final Additional Adjustments Statement. Such determination by the Neutral Accountant shall be conclusive and binding upon the Parties, absent fraud or manifest error. The fees and expenses of the Neutral Accountant related to the determination of the Audit Adjustment and the EBITDA Adjustment shall be paid by the Party whose calculation of EBITDA and the Audit Adjustment in the aggregate is farther from the Neutral Accountant’s calculation thereof, but only if such Party’s calculation is at least thirty percent (30%) farther from the Neutral Accountant’s calculation of the EBITDA and the Audit Adjustment in the aggregate than is the other Party’s calculation thereof; otherwise, the Parties shall split the Neutral Accountant’s fees and expenses related to the determination of the Audit Adjustment and the EBITDA Adjustment, with each bearing fifty percent (50%) of the total fees and expenses of the Neutral Accountant related to the determination of the Audit Adjustment and the EBITDA Adjustment. Nothing in this Section 1.6(e) shall be construed to authorize or permit the Neutral Accountant to: (i) determine any questions or matters whatsoever under or in connection with this Agreement except for the resolution of differences between Purchaser and Seller regarding the determination of the Final Additional Adjustments Statement; or (ii) resolve any such differences by making an adjustment to the Additional Adjustments Statement other than within the ranges submitted by the Parties in their presentations to the Neutral Accountant.

(f) Following the final determination of the Audit Adjustment and the EBITDA Adjustment, Purchaser shall be entitled to deduct against the Holdback Amount the amount of the Audit Adjustment and EBITDA Adjustment. In the event that the sum of the Audit Adjustment and the EBITDA Adjustment exceed the Holdback Amount, Seller shall promptly, and in any event within ten (10) Business Days of the determination thereof, promptly pay Purchaser for the amount of such shortfall.

(g) Seller acknowledges and agrees that the Purchaser is entering into this Agreement and paying the Transaction Consideration at Closing on the condition that Seller delivers the Post-Closing Financial Statements within six months after the Closing Date (the “Audit Delivery Date”). In the event that Seller does not deliver the Post-Closing Financial Statements by the Audit Delivery Date, Purchaser shall withhold the Holdback Amount as liquidated damages for such failure. Seller acknowledges and agrees that such liquidated damages are reasonable in the light of the anticipated or actual harm caused by such breach, the difficulties that Purchaser may have in otherwise proving a loss and the inconvenience or non-feasibility of otherwise obtaining an adequate remedy.

(h) Any Audit Adjustment, EBITDA Adjustment or liquidated damages under this Section 1.6 shall be considered as reductions in the Transaction Consideration paid hereunder.

Section 1.7 Holdback.

(a) Purchaser shall pay the Holdback Amount less the amount of any reductions in the Transaction Consideration in accordance with Section 1.4 or Section 1.6 to the Seller within five (5) Business Days following the later of the final determination of Closing Net Working Capital and the Final Additional Adjustments Statement; provided, however, nothing in this Section 1.7(a) shall alter the timing of any payment required under Section 1.4(c); and provided further that, within five (5) Business Days after Purchaser’s delivery of the Closing Statement and the Additional Adjustments Statement to Seller, Purchaser shall release and pay to Seller an amount equal to the Holdback Amount less the aggregate amount of the downward adjustments to the Transaction Consideration claimed by Purchaser in the Closing Statement and the Additional Adjustments Statement pursuant to clauses (iii), (iv), (vi), and (vii) of Section 1.1(b).

(b) Purchaser may not reduce the Holdback Amount to offset any payments otherwise owed by Seller to Purchaser at the time that the Holdback Amount is otherwise payable. Without limiting the generality of the foregoing, Purchaser shall not be entitled to withhold payment of the Holdback Amount to compensate it for Losses with respect to claims for indemnification under Section 7.1.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule, as of the Effective Time, Seller represents and warrants to Purchaser as follows:

Section 2.1 Organization. Seller is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has made available to Purchaser copies of its Governing Documents, as amended to date and presently in effect.

Section 2.2 Authorization and Enforceability. Seller has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of each of the Transaction Documents to which it is a party have been duly authorized by all necessary corporate action on the part of Seller. This

Agreement and the other Transaction Documents to which Seller is a party have been duly and validly executed and delivered by Seller and (assuming due authorization, execution, and delivery by Purchaser) constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at Law or in equity).

Section 2.3 Conflicts. The execution and delivery by Seller of this Agreement and the other Transaction Documents to which it is a party, the consummation by Seller of the transactions contemplated hereby or thereby, and compliance by Seller with the provisions hereof or thereof will not: (a) conflict with, or result in the breach of, any provision of the Governing Documents of Seller; (b) conflict with, violate, result in the breach or termination of, constitute a default under, result in an acceleration of, or create in any party the right to accelerate, terminate, modify or cancel, any material contract to which Seller is a party or by which Seller or its properties or assets or the Purchased Shares are subject; (c) violate any Law or any Order by which Seller is bound; or (d) result in the creation of any Lien, other than Permitted Liens, upon any of the Purchased Shares.

Section 2.4 Consents of Third Parties. Assuming all filings required under Antitrust Laws are made and any waiting periods thereunder have been terminated or expired, and except for Consents of customers of the Business set forth on Section 2.4 of the Disclosure Schedule, no Consent of any Person, including any Governmental Body and the stockholders of Seller, is required on the part of Seller in connection with the execution, delivery and performance by Seller of this Agreement or the other Transaction Documents to which Seller is a party, or the compliance by Seller with any of the provisions hereof or thereof, other than those which have been received or made.

Section 2.5 The Purchased Shares. Seller owns the Purchased Shares free and clear of all Liens (other than restrictions under the Securities Act and Blue Sky Laws). The Purchased Shares represent all of the issued and outstanding shares of the capital stock of the Company owned of record or beneficially by Seller, and Seller does not have any right to acquire any capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, capital stock of the Company. This Agreement, together with the other documents executed and delivered at Closing by Seller, will be effective to transfer valid title to the Purchased Shares to Purchaser, free and clear of all Liens (other than restrictions under the Securities Act or Blue Sky Laws). Seller is not a party to (a) any voting agreement, voting trust, proxy, registration rights agreement, or stockholder agreement with respect to the capital stock of the Company or (b) any Contract obligating Seller to vote or dispose of any shares of the capital stock of, or other equity or voting interests in, the Company or which has the effect of restricting or limiting the transfer, voting or other rights associated with the Purchased Shares.

Section 2.6 Brokers’ Fees. Seller does not have any liability to pay any fees or commissions to any investment banker, broker, or finder with respect to the transactions contemplated by this Agreement.

Section 2.7 No Proceedings. No suit, action or other proceeding at law or in equity, or any arbitration or any administrative or other proceeding by or before any Governmental Body is pending or, to Seller’s Knowledge, threatened against Seller or any of its properties or rights with respect to the transactions contemplated hereby that challenges the validity or enforceability of, or seeks to enjoin the performance of, this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

Except as set forth in the Disclosure Schedule, as of the Effective Time, Seller represents and warrants to Purchaser as follows:

Section 3.1 Organization and Related Matters.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida and has the requisite corporate power and authority to own or lease its properties and assets and to carry on its business as currently conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the Laws of each jurisdiction set forth in Section 3.1(a) of the Disclosure Schedule, and neither the location of the Company’s property nor the conduct of its business requires the Company to be qualified to do business as a foreign corporation in any jurisdiction other than those listed in Section 3.1(a) of the Disclosure Schedule and other than the jurisdictions where the failure to be so qualified would not have a Material Adverse Effect.

(b) Section 3.1(b) of the Disclosure Schedule sets forth a list of all Subsidiaries of the Company. Each Subsidiary of the Company (i) is a duly organized and validly existing corporation, partnership or limited liability company or other legal entity and in good standing under the Laws of its jurisdiction of organization reflected in Section 3.1(b) of the Disclosure Schedule, (ii) is duly qualified or authorized to do business and is in good standing in each jurisdiction set forth in Section 3.1(b) of the Disclosure Schedule, and neither the location of any Subsidiary’s property nor the conduct of its business requires it to be qualified to do business as a foreign entity in any jurisdiction other than the jurisdictions set forth in Section 3.1(b) of the Disclosure Schedule and other than the jurisdictions where the failure to be so qualified would not have a Material Adverse Effect and (iii) has the requisite corporate power and authority to own or lease its properties and assets and to carry on its business as currently conducted.

(c) Seller has made available to Purchaser copies of the Governing Documents of the Company and each of its Subsidiaries.

(d) Other than the Company’s Subsidiaries listed in Section 3.1(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any equity interests of any kind or nature (whether controlling or not) in any corporation, limited liability company, partnership, trust, joint venture or other entity (including, but not limited to, any interest in any profits, capital or business of any entity).

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.001 per share. The Purchased Shares constitute all the issued and outstanding equity interests of the Company. The Purchased Shares have been duly authorized and validly issued and are fully paid and nonassessable. The Company has no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, preemptive rights or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock or other equity securities, or securities convertible or exchangeable for, or any options, warrants, or rights to purchase, any of such capital stock or other equity securities. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any of its capital stock or other equity securities. There are no outstanding or authorized stock appreciation, phantom equity, profit participation or similar rights with respect to the Company. There are no voting agreements, voting trusts, proxies, registration rights agreements, stockholder agreements, or other Contracts in effect with respect to the voting or transfer of any shares of capital stock or other securities evidencing ownership of the Purchased Shares.

(b) Section 3.2(b) of the Disclosure Schedule sets forth the following with respect to each of the Company’s Subsidiaries: (i) the total number of authorized shares of each class of capital stock or other securities evidencing ownership of such Subsidiary; (ii) the total number of issued and outstanding shares of each class of capital stock or other securities evidencing ownership of such Subsidiary; (iii) the names of the holders of the issued and outstanding shares of each class of capital stock or other securities evidencing ownership of such Subsidiary; and (iv) the number of shares of each class of capital stock or other securities evidencing ownership of such Subsidiary held by each such holder. All of the outstanding shares of capital stock or other securities evidencing ownership of the Company’s Subsidiaries have been duly and validly authorized and issued, are fully paid and nonassessable, and all such shares or other securities are owned by the Company or another of its Subsidiaries free and clear of any Lien (other than any Permitted Lien) with respect thereto. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, preemptive rights or other contracts or commitments that could require any Subsidiary of the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock or other equity securities, or securities convertible or exchangeable for, or any options, warrants, or rights to purchase, any of such capital stock or other equity securities. There are no outstanding obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its capital stock or other equity securities. There are no outstanding or authorized stock appreciation, phantom equity, or profit participation rights with respect to any Subsidiary of the Company. There are no voting agreements, voting trusts, proxies, registration rights agreements, stockholder agreements, or other Contracts in effect with respect to the voting or transfer of any shares of capital stock or other securities evidencing ownership of the Company’s Subsidiaries.

Section 3.3 Financial Statements. Seller has furnished Purchaser with the following unaudited financial statements of the Company and its Subsidiaries which have been internally compiled by the Company’s management: (a) the consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2011 and the related consolidated statement of income of the Company and its Subsidiaries for the ten-month period then ended; and (b) the consolidated balance sheet of the Company and its Subsidiaries (the “Balance Sheet”) as at October 31, 2012 (the “Balance Sheet Date”) and the related consolidated statement of income of the Company and its Subsidiaries for the ten-month period then ended (collectively, all the statements set forth in (a) and (b), including the related notes and schedules thereto, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for the failure to include the footnotes required by

GAAP and subject to normal and non-recurring year-end audit adjustments. The books and records of the Company and its Subsidiaries fairly reflect in all material respects the transactions, properties, assets and liabilities of the Company and its Subsidiaries. The Financial Statements have been derived from the accounting records of the Company and its Subsidiaries and reflect the consistent application of such accounting principles throughout the periods covered thereby and fairly present in all material respects the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis, as of the dates and for the periods reflected thereon. The Company retains and has possession of its financial records for at least three (3) years prior to the Effective Time, and such records have not been removed, altered or destroyed prior to the Effective Time.

Section 3.4 Indebtedness; No Known Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Indebtedness other than the Indebtedness set forth in Section 3.4 of the Disclosure Schedule, all of which will be paid in full at the Closing pursuant to the provisions of Section 1.3. None of the Company or any of its Subsidiaries has any liabilities or obligations whatsoever, either accrued, absolute, known, unknown, contingent or otherwise, except (a) liabilities and obligations reflected or reserved against in the Balance Sheet, (b) liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice (none of which arises from any breach of contract, breach of warranty, tort or violation of law) or in connection with any action required, permitted, or contemplated by this Agreement including the Termination of Employees, (c) liabilities and obligations disclosed in the Disclosure Schedule and (d) liabilities and obligations that would not have a Material Adverse Effect.

Section 3.5 Absence of Certain Developments.

(a) Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has:

(i) granted or agreed to grant present or future increases in the rate of compensation payable to any personnel of the Company or any of its Subsidiaries, except in the ordinary course of business;

(ii) paid or agreed to pay any bonuses or made or agreed to make any similar payments to any personnel of the Company or its Subsidiaries, including severance payments, except in the ordinary course of business and except in connection with the Termination of Employees;

(iii) sold, assigned or transferred any of the assets of the Business other than in the ordinary course of business;

(iv) suffered any uninsured damage, destruction or loss to any of the assets of the Company or any of its Subsidiaries in excess of $100,000 in the aggregate;

(v) made any capital expenditures (whether expensed or capitalized), other than such expenditures not exceeding $100,000 in the aggregate;

(vi) written off as uncollectible any notes or Accounts Receivable, except write-offs in the ordinary course of business and consistent with past practice; or

(vii) delayed or postponed the payment of any accounts payable or commissions or any other liability not disputed in good faith or agreed or negotiated with any Person to extend the payment date of any accounts payable or commissions or any other liability or, except in the ordinary course of business, accelerated the collection of (or discounted) any accounts receivable or notes receivable;

(viii) entered into any other material transaction except in the ordinary course of business.

(b) Since the Balance Sheet Date, there has not been:

(i) any Material Adverse Change; or

(ii) any amendment to any Tax Returns, or any election made, any accounting method or fiscal year adopted, or any position taken in any Tax Returns relating to the Company or any of its Subsidiaries that is inconsistent with any such election, accounting method, fiscal year or position previously made, adopted or taken with respect to the Company or any of its Subsidiaries.

(c) Since the Balance Sheet Date, the Company and its Subsidiaries have, without limiting the foregoing:

(i) operated only in the usual, regular and ordinary manner and, to the extent consistent with such operation, used reasonable efforts to preserve the present relationships with Persons having business dealings with the Company and each Subsidiary except for the Termination of Employees;

(ii) in all material respects maintained customary levels of customer service;

(iii) taken the actions as historically have been taken by the Company and its Subsidiaries to preserve, protect and maintain all of the Company’s and the Subsidiaries’ tangible assets other than disposable or immaterial assets in customary repair, order and condition (reasonable wear and tear excepted);

(iv) in all material respects maintained in good standing all of their material licenses, permits and other regulatory authorizations;

(v) not acquired any stock or, except in the ordinary course of business consistent with past practice, any property or assets of any other Person usable in the conduct of the Business, or entered into any contract or agreement or other commitment to effect any of the foregoing acquisitions except in the ordinary course of business;

(vi) not incurred any indebtedness for borrowed money;

(vii) not mortgaged, pledged or granted any Lien (other than Permitted Liens) on any of the Company’s or any of its Subsidiaries’ assets, other than in the ordinary course of business consistent with past practice;

(viii) not adopted any employee benefit plan covering employees of the Company or any of its Subsidiaries; and

(ix) not entered into any contract or agreement or other commitment with any third party relating to any sale or disposition of all or substantially all of the assets used in, or held for use in connection with the operations of, the Business.

Section 3.6 Taxes.

(a) Tax Returns. The Company and each of its Subsidiaries either separately or as a member of an Affiliated Group (i) has duly and timely filed or caused to be filed all material Tax Returns that are required to be filed by, or with respect to, the Company and its Subsidiaries at or prior to the Effective Time (taking into account any applicable extension of time within which to file as set forth in Section 3.6(a) of the Disclosure Schedule, if any) and (ii) has filed or caused to be filed all such Tax Returns in a manner such that all such Tax Returns were true, correct and complete in all material respects and were prepared in compliance with all applicable Laws and regulations.

(b) Payment of Taxes. All Taxes and Tax liabilities of the Company and its Subsidiaries that are due and payable (whether or not shown, or required to be shown, on Tax Returns) at or prior to the Effective Time have been paid at or prior to the Effective Time or accrued on the Financial Statements of the Company and its Subsidiaries. All Taxes required to be withheld, collected or deposited by the Company or any Subsidiary have been timely withheld, collected or deposited and, to the extent required, have been paid to the relevant Tax Authorities and all forms (including forms W-2 and 1099) required with respect thereto have been properly completed and timely filed.

(c) Other Tax Matters.

(i) Neither the Company nor any of its Subsidiaries owes any amount pursuant to any written or unwritten Tax sharing agreement, Tax allocation agreement, Tax indemnity agreement, or similar contract or arrangement or any current contractual obligation to indemnify any other Person with respect to Taxes, and will not have any liability after the Effective Time in respect of any written or unwritten Tax sharing agreement, Tax allocation agreement, Tax indemnity agreement, or similar contract or arrangement executed or agreed to prior to the Effective Time.

(ii) Neither the Company nor any Subsidiary has received any written claim by a Tax Authority in a jurisdiction where the Company or a Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction or the Company’s or such Subsidiary’s assets are or may be subject to such taxation. Section 3.6(c) of the Disclosure Schedule lists all jurisdictions (whether foreign or domestic) to which any Tax is properly payable by the Company and each Subsidiary.

(iii) There are no Liens for Taxes, other than Permitted Liens, on any of the assets of the Company or any of its Subsidiaries, other than Liens for current Taxes which are not yet due or payable.

(iv) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or made any agreement, waiver or other arrangement providing for an extension of time with respect to the assessment or collection of any Tax against the Company or any of its Subsidiaries.

(v) Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(vi) Copies of all income, sales tax or personal property Tax Returns of the Company since 2009 have been made available for inspection by Purchaser.

(d) No federal, state, local, or non-U.S. Tax audits or administrative or judicial Tax proceedings are, to Seller’s Knowledge, pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received from any federal, state, local, or non-U.S. Tax Authority (including jurisdictions where the Company have not filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax Authority against Seller or the Company.

(e) Neither the Company nor any of its Subsidiaries constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(f) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Effective Time;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Effective Time;

(iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law);

(iv) installment sale or open transaction disposition made on or prior to the Effective Time; or

(v) prepaid amount received on or prior to the Effective Time.

(g) Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of other governmental authorities.

(h) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any person (other than the Company and the Subsidiaries) under Treasury Regulation 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by contract, or otherwise.

(i) Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation 1.6011-4(b)(2).

(j) None of the assets of the Company or any of its Subsidiaries: (i) is property required to be treated as being owned by another person pursuant to the “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Code; (ii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code; (iii) is “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code; (iv) is “limited use property” within the meaning of Rev. Proc. 2001-28, 2001-1 C.B. 1156; (v) is subject to Section 168(g)(1)(A) of the Code; or (vi) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

(k) Since December 31, 2011, neither the Company nor any of its Subsidiaries has made any amendment to any income or property Tax Returns, made any election, adopted any accounting method or fiscal year, or taken any position in any income or property Tax Returns that is inconsistent with any such election, accounting method, fiscal year or position previously made, adopted or taken with respect to the Company, its Subsidiaries, or any of their assets or properties.

(l) Neither the Company nor any of its Subsidiaries (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (ii) has been a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of United States state, local or foreign Law), (iii) has been a stockholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iv) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

Section 3.7 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property. The Company or its Subsidiaries have previously owned, but do not currently own, the real property described in Section 3.7(a) of the Disclosure Schedule.

(b) Section 3.7(b) of the Disclosure Schedule sets forth a list of all leases of real property to which the Company or any of its Subsidiaries is a party (as lessee, sublessee, sublessor, or lessor) (individually, a “Real Property Lease” and collectively, the “Real Property Leases”, and the real properties specified in such leases being referred to herein collectively as the “Leased Properties”). Other than the Leased Properties, neither the Company nor any of its Subsidiaries leases or operates any real property. Neither the Company nor any of its

Subsidiaries has received any written notice of any default that is pending under any of the Real Property Leases. To Seller’s Knowledge, each other party to any Real Property Lease is in compliance with all obligations of such party thereunder. True and complete copies, including all amendments thereto, of the Real Property Leases have been made available to Purchaser.

(c) To Seller’s Knowledge, there is no pending or threatened condemnation or similar proceeding affecting the Leased Properties.

(d) There are no proceedings pending or, to the Knowledge of Seller, threatened by any third party that would result in a change in the allowable uses of the Leased Properties or that would modify the right of the Company to use each of the Leased Properties for its current use(s) after the Effective Time.

(e) To Seller’s Knowledge, no other person has a right to possession of all or any part of any of the Leased Properties until the end of the term of the applicable Real Property Lease.

(f) To Seller’s Knowledge, there are no special assessments affecting any of the Leased Properties.

Section 3.8 Personal Property Leases; Title to Assets.

(a) Section 3.8(a) of the Disclosure Schedule lists all leases of personal property (“Personal Property Leases”) involving annual payments in excess of $75,000 relating to personal property used by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party or by which the properties of the Company or any of its Subsidiaries are bound and that is material to the operation of the Business. Seller has made available to Purchaser copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

(b) Each of the Company and each of its Subsidiaries has valid title to all its assets, free and clear of any and all Liens, except for Permitted Liens and Liens securing Debt that will be paid off at Closing pursuant to Section 1.3(b)(ii).

(c) No part of the Business is operated by any Person other than the Company or any of its Subsidiaries. All of the material assets of the Business are owned or leased by the Company or any of its Subsidiaries and not by Seller or any of its Affiliates (other than the Company and its Subsidiaries).

Section 3.9 Intellectual Property.

(a) The Company and/or its Subsidiaries own, free and clear of all Liens, except for Permitted Liens and Liens securing Debt that will be paid off at Closing pursuant to Section 1.3(b)(ii), or otherwise possess legally enforceable rights to use all of the Intellectual Property reasonably necessary to the conduct of the Business substantially as presently conducted. Neither the Company nor any of its Subsidiaries has received from any Person any claim in writing that the operation of the Business is currently in violation of or is currently infringing on any Intellectual Property rights of such Person.

(b) Section 3.9(b) of the Disclosure Schedule lists all Intellectual Property that Seller reasonably believes is capable of being filed or registered that is owned by the Company and its Subsidiaries (“Owned Intellectual Property”). All required filings and fees related to the Owned Intellectual Property have been timely filed with and paid to the relevant Governmental Body and authorized registrars, and all Owned Intellectual Property is otherwise in good standing.

(c) Section 3.9(c) of the Disclosure Schedule sets forth a list of all written or oral licenses and arrangements (other than ordinary course licenses of commercially available software), (i) pursuant to which the use by any Person of Intellectual Property is permitted by the Company or any of its Subsidiaries or (ii) pursuant to which the use by the Company or any of its Subsidiaries of Intellectual Property is permitted by any Person (collectively, the “Intellectual Property Licenses”). There is no material default under any Intellectual Property License by the Company, any of its Subsidiaries, or, to the Knowledge of Seller, by any other party thereto. The Company, each of its Subsidiaries, and to the Knowledge of Seller, each other party thereto is in compliance with all obligations under each Intellectual Property License.

Section 3.10 Contracts.

(a) Section 3.10(a) of the Disclosure Schedule sets forth the Contracts to which the Company or any of its Subsidiaries is a party or by which it or any of their assets are bound of the types described below and categorized accordingly (the “Material Contracts”):

(i) Contracts involving payments to the Company or any of its Subsidiaries of more than $75,000 per year;

(ii) Contracts limiting the ability of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or to conduct business in any geographical area;

(iii) Contracts that require the Company or any of its Subsidiaries to make minimum aggregate annual purchases or payments in excess of $75,000 which have a term of more than one (1) year and cannot be cancelled with less than sixty (60) days’ notice without penalty or other financial obligation imposed on the Company or any of its Subsidiaries;

(iv) written employment Contracts;

(v) Contracts between the Company or any of its Subsidiaries, on the one hand, and Seller or its Affiliates (other than the Company and its Subsidiaries), on the other hand;

(vi) Contracts for Debt of the Company or any of its Subsidiaries (other than accounts payable to trade creditors in the ordinary and usual course of business consistent with past custom and practice);

(vii) Contracts involving the future disposition or acquisition of assets or properties involving consideration of more than $75,000;

(viii) Contracts that require payments to be made as a result of, or are accelerated by or are terminable as a result of, the entering into of this Agreement and/or the consummation of the transactions contemplated hereby;

(ix) Contracts with any Governmental Body;

(x) Contracts for the lease of personal property involving aggregate payments in excess of $75,000 in any calendar year;

(xi) Contracts relating to the settlement or compromise of any actions or Orders disclosed in Section 3.13 of the Disclosure Schedule;

(xii) Contracts to loan money or, other than in the ordinary course of business, extend credit to any other Person; and

(xiii) all joint venture or partnership Contracts involving a sharing of profits or losses with any Person.

(b) Notwithstanding anything in this Section 3.10, “Material Contracts” shall not include any Contract that will be fully performed or satisfied as of or prior to the Closing or any of the Real Property Leases. Each Material Contract is in full force and effect and is the legal, valid and binding obligation of the Company or its Subsidiaries, as applicable, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles. Neither the Company nor any of its Subsidiaries is in material default under any Material Contract. Seller has made available to Purchaser copies of all Material Contracts, including all amendments, modifications or supplemental arrangements with respect thereto and, except as reflected in Section 3.10(a) of the Disclosure Schedule, there have been no amendments, modifications or supplemental arrangements to or with respect to any Material Contracts. Neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract of its present intention to exercise any right of termination or cancellation of such Material Contract. To the Knowledge of Seller, no other party to any such Contract is in material default under any Material Contract.

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Disclosure Schedule sets forth a complete and correct list of (i) all employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all employment, compensation, bonus, stock or other equity option, stock or other equity purchase, restricted stock or equity, incentive, deferred compensation, retiree medical or life insurance, split dollar insurance, supplemental retirement, severance, change of control, loans or other benefit plans, programs, arrangements or fringe benefits, in which case, which are provided, maintained by, contributed to or sponsored by the Company and/or its Subsidiaries on behalf of current or former directors, officers, managers or employees of the Company, or to which the Company and/or its Subsidiaries has any liability, contingent or otherwise (collectively, the “Employee Benefit Plans”). Neither the Company or any of its Subsidiaries currently sponsors or contributes to, nor has any contract or other obligation to contribute to (nor has the Company or any of its Subsidiaries in the preceding sixty (60) calendar months sponsored or contributed to, or contracted to or was otherwise obligated to contribute to) any Employee Benefit Plans other than those set forth in Section 3.11(a) of the Disclosure Schedule. Neither the Company nor any member of the Selling Group (within the meaning of Treasury Regulations Section 54.4980B-9) shall have any “M&A qualified beneficiaries” (within the meaning of Treasury Regulations Section 54.4980B-9) as a result of the transactions contemplated herein. Each Employee Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the Knowledge of Seller, no event has occurred and no condition exists that would reasonably be expected to result in the revocation of any such determination. No Employee Benefit Plan is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA. No company nor any trade or business (whether or not incorporated) which is or has ever been treated as a single employer with the Company or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliates”), has incurred any liability under Title IV of ERISA or Section 412 of the Code, except for such liability that has been paid in full. Each Employee Benefit Plan is in material compliance with applicable Law and has been administered and operated in all material respects in accordance with its terms. All contributions and all payments required to have been made to or under any Employee Benefit Plan have been timely and properly made, and, to Seller’s Knowledge, nothing has occurred with respect to the operation of the Employee Benefit Plans that would cause the imposition of any liability, penalty or tax under ERISA or the Code. None of the Company or any of its Subsidiaries, or, to the Knowledge of Seller, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Employee Benefit Plan that would reasonably be expected to result in the imposition of any material penalty pursuant to Section 502(i) of ERISA or a material tax pursuant to Section 4975 of the Code. Since March 1, 2011, no material claim, action or litigation has been made, commenced or, to the Knowledge of Seller, threatened in writing with respect to any Employee Benefit Plan, other than routine claims for benefits payable in the ordinary course and consistent with past practice, and appeals of such denied claims.

(b) With respect to each Employee Benefit Plan, Seller has made available to Purchaser a complete and accurate copy of the following items to the extent they exist: (i) the plan document or other governing contract, as amended, and a summary of any unwritten Employee Benefit Plans, (ii) the most recently distributed summary plan description and summary of material modifications, (iii) each trust or other funding agreement, (iv) the most recently filed IRS Form 5500 (including schedules and attachments), (v) the most recently received IRS determination letter and application therefor, and (vi) the most recently prepared actuarial report and financial statements.

(c) With respect to each Employee Benefit Plan, all annual reports required to be filed on IRS Form 5500 have been duly or timely filed with the appropriate Governmental Body.

(d) Except for accrued vacation, personal, and other paid-time off obligations, there are no unfunded obligations under any Employee Benefit Plan which are not fully reflected on the Financial Statements. None of the Employee Benefit Plans are “defined benefit” plans, and none of the Employee Benefit Plans are, and neither the Company nor any of its Subsidiaries contributes to any, “multiemployer plans.” Neither the Company nor any of its Subsidiaries has maintained, been required to contribute or been required to pay any amount with respect to a

“multiemployer plan” at any time in the past six (6) years. Neither the Company nor any of its Subsidiaries has incurred any liability due to a complete or partial withdrawal from a “multiemployer plan” or due to the termination or reorganization of a “multiemployer plan” (except for any such liability as has been satisfied in full), and, to Seller’s Knowledge, no events have occurred and no circumstances exist that could reasonably be expected to result in such liability to the Company or any of its Subsidiaries.

(e) Except as set forth on Section 3.11 of the Disclosure Schedule and except in connection with the Termination of Employees, (i) neither the Company nor any of its Subsidiaries is, as of the Effective Time, providing any COBRA continuation coverage to any current or former employee of the Company or any such Subsidiary, (ii) within the period of eighteen (18) months immediately prior to the Effective Time, no person has lost coverage under any of the Company’s or any of its Subsidiaries’ employee benefit plan or insurance plans on account of any “qualifying event” (within the meaning of Treasury Regulations Section 54.4980B-4) and (iii) any persons that have lost such coverage during such time period, if any, have been notified of their right to elect to receive COBRA continuation coverage. The Company and each Subsidiary has paid in full all premiums required to be paid by the Company and such Subsidiary in respect of any COBRA continuation coverage being provided or required to be provided to any current or former employee of the Company or such Subsidiary.

(f) Neither the Company nor any of its Subsidiaries maintains or has any obligation to contribute to, or provide coverage under, any retiree life or retiree health plans or arrangements which provide for continuing benefits or coverage for current or former officers, directors, managers or employees of the Company or any of its Subsidiaries, except (i) as may be required under part 6 of Title I of ERISA and at the sole expense of the participant or the participant’s beneficiary, or (ii) pursuant to a medical expense reimbursement account described in Section 125 of the Code.

(g) To Seller’s Knowledge, each Employee Benefit Plan which is a welfare plan (as that term is defined in ERISA Section 3(1)) is in material compliance with (i) the notice and continuation of coverage requirements of Section 4980B of the Code, and the regulations thereunder, (ii) the Health Insurance Portability and Accountability Act of 1996 with respect to any group health plan within the meaning of Code Section 5000(b)(1), and (iii) any applicable state statutes mandating health insurance continuation coverage for small employers.

(h) To the Knowledge of Seller, no material amount under any “nonqualified deferred compensation plan” subject to Code Section 409A to which the Company or a Company Subsidiary is a party is subject to the interest and additional tax set forth under Code Section 409A(a)(1)(B).

Section 3.12 Labor.

(a) Section 3.12 of the Disclosure Schedule contains (i) a list of all employees of the Company and each of its Subsidiaries as of the Effective Time, including the annual compensation and hourly wages of all such employees and (ii) the time records and associated payroll data of all hourly and daily employees of the Company and each Subsidiary for the three (3) month period immediately preceding the Effective Time. The Company and its Subsidiaries have paid to all employees of the Company and its Subsidiaries, or accrued as a current liability, all wages, salaries, commissions on jobs finished, bonuses and other direct compensation and benefits (including accrued vacation) for all services performed by them prior to the Effective Time. Except as set forth on Section 3.12 of the Disclosure Schedule, the employment of each employee of the Company or any of its Subsidiaries may be terminated at or prior to the Effective Time without such employee becoming entitled to any severance or other payment (except for wages and benefits and except for commissions under written plans made available to the Purchaser through the date of termination). To Seller’s Knowledge, during the past twelve (12) months neither the Company nor any Subsidiary has purchased, leased or acquired any property or obtained any services from, or sold, leased, disposed of any property or furnished any services to, any employee or any person, firm or corporation which, directly or indirectly, alone or together with others, controls, is controlled by or is under common control with any employee, except with respect to remuneration for services rendered as a director, officer or employee of the Company or any of its Subsidiaries. No “leased employee” (as that term is defined within the meaning of Section 414(n) of the Code) performs services for the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries are, and since the acquisition of the Company by Seller have been, in compliance, in all material respects, with all applicable laws, regulations, written policies and contractual obligations relating to employment, employment practices, wages, hours, compensation, discrimination, employee safety and health, collective bargaining, workers compensation, unemployment insurance, withholding of wages, withholding and payment of social security and other payroll taxes, and terms and conditions of employment, including, but not limited to, Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. § 2000 et. seq.; the Civil Rights Act of 1866, 42 U.S.C. § 1981; the Civil Rights Act of 1991, 42 U.S.C. § 1981a; the Age Discrimination in Employment Act, 29 U.S.C. § 621 et. seq.; the Americans With Disabilities Act, 42 U.S.C. § 12101 et. seq.; the Fair Labor Standards Act, 29 U.S.C. § 201, et. seq.; the Occupational Safety and Health Act; the Employee Retirement Income Security Act, 29 U.S.C. § 1000 et. seq.; the Family and Medical Leave Act, 29 U.S.C. § 2601, et. seq.; the Florida Civil Rights Act of 1992, Florida Statutes § 760.01, et. seq.; the Florida Workers’ Compensation Law, Florida Statutes, § 440.01, et. seq.; and the National Labor Relations Act, except where the failure to so be in compliance would not result in a material liability to the Company and its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice of any valid claim by any past or present employee of the Company or any of its Subsidiaries that the employee was subject to wrongful discharge, employment discrimination or harassment, or other unlawful employment practice which claim has not been resolved.

(c) To Seller’s Knowledge, there does not currently exist, and is not currently threatened, any grievance, unfair labor practice charge, arbitration proceeding, or other charge or complaint filed by or on behalf of any employee, past or present, or any labor organization, before the National Labor Relations Board, the Equal Employment Opportunity Commission, any state or local civil rights agencies, any federal or state departments of labor, the various occupational health and safety agencies, or any other governmental agency or judicial or arbitration forum, against the Company or any of its Subsidiaries, arising out of the activities or conduct of the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has entered into any collective bargaining agreement or other contract, contingent or otherwise, with a labor union,

and no employee of the Company or any of its Subsidiaries are covered by a collective bargaining agreement or other contract with a union, or otherwise represented by any union, and there is no collective bargaining agreement binding on the Company or any of its Subsidiaries that restricts from relocating or closing any or all of its business or operations. To Seller’s Knowledge, there are no organizational efforts currently being made or threatened by or on behalf of any labor union with respect to any employees of the Company or any of its Subsidiaries. There is not currently pending, and since the acquisition of the Company by Seller there has not been, any strike, lockout, picketing, slow-downs or work stoppages with respect to the Company or any of its Subsidiaries, and, to Seller’s Knowledge, no such strikes, picketing, lockouts, slow-downs or work stoppages have been threatened. To Seller’s Knowledge, there is not currently pending, and since the acquisition of the Company by Seller there has not been, any campaign to solicit cards or authorization from employees of the Company or any of its Subsidiaries to be represented by any labor organization and no such campaign has been threatened.

(e) Section 3.12(e) of the Disclosure Schedule lists all employees, consultants, agents and independent contractors that are covered by a written employment, non-competition, consulting, or severance agreement with the Company or any of its Subsidiaries that contain continuing obligations of the Company. The Company and each of its Subsidiaries have provided or made available to the Purchaser current and complete copies of each such agreement, as well as copies of any confidentiality or other proprietary information agreement with any such person. Except as provided pursuant to Section 3.12(e) of the Disclosure Schedule, there are no management employment, severance, golden parachute or other contracts in writing between the Company or any of its Subsidiaries and any of their respective officers, consultants, directors, employees or independent contractors that are not by their terms terminable at will.

(f) Section 3.12(f) of the Disclosure Schedule lists all individuals that are classified by the Company or any of its Subsidiaries as independent contractors.

(g) Section 3.12(g) of the Disclosures Schedule lists employees of the Company or any of its Subsidiaries who are on long-term disability leave, extended leave of absence, or receiving workers’ compensation benefits.

(h) Section 3.12(h) of the Disclosure Schedule lists employees of the Company or any of its Subsidiaries who are working in the United States under a visa.

Section 3.13 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Seller, threatened against the Company, any of its Subsidiaries, or, to the Seller’s Knowledge, any of their officers or directors with respect to their activities on behalf of the Company or any of its Subsidiaries, as applicable, before any court or other Governmental Body or any arbitral tribunal. Neither the Company nor any of its Subsidiaries is engaged in any pending lawsuit seeking to enjoin or restrain the activities of any other Person or for declaratory relief. Neither the Company nor any Subsidiary is in default with respect to any order of any court, governmental authority or arbitration board or tribunal to which the Company or such Subsidiary is a party or is subject.

Section 3.14 Compliance with Laws; Permits.

(a) The Company’s and the Company’s Subsidiaries’ operations are not being conducted in material violation of any Law applicable to the Company or its Subsidiaries except for such violations that would not result in a material liability to the Company and its Subsidiaries. Since January 1, 2011, none of the Company nor any of its Subsidiaries has received any written notice from any Governmental Body that asserts a material lack of compliance with any applicable Laws that has not been fully resolved as of the Effective Time. To Seller’s Knowledge, there is no investigation by a Governmental Body pending or threatened against the Company or any of its Subsidiaries.

(b) As of the Effective Time, the Company and each of its Subsidiaries possess all material federal, state, and local Permits necessary for the operation of the Company’s and/or its Subsidiaries’ Business as presently conducted or that are necessary for lawful ownership of their respective assets and properties. Neither the Company nor any of its Subsidiaries has received, since December 31, 2011, a written notice or other written communication alleging a possible material violation of any such Permit that has not been cured as of the Effective Time. All such Permits have been made available to Purchaser for its review.

(c) Notwithstanding the foregoing, the representations and warranties contained in this Section 3.14 do not apply to benefit plans and related matters, labor matters, Taxes, Intellectual Property, and environmental matters, which subject matters are addressed exclusively in Section 3.11, Section 3.12, Section 3.6, Section 3.9 and Section 3.15, respectively.

Section 3.15 Environmental Matters.

(a) All material Permits required for the operations of the Company and its Subsidiaries under Environmental Laws have been obtained and are currently maintained in effect for the Company and each of its Subsidiaries, and the Company and its Subsidiaries are in material compliance with such Permits issued under the Environmental Laws.

(b) Each of the Company and its Subsidiaries is in compliance with all Environmental Laws, except where such non-compliance would not result in a material liability to the Company and its Subsidiaries. None of the Leased Properties or, to Seller’s Knowledge, real property previously owned or leased by the Company or its Subsidiaries since March 1, 2011 (collectively, together with the Leased Properties, the “Real Properties”) is the subject of any unresolved investigation by a Governmental Body respecting any violation of any Environmental Law, or any actual release of Hazardous Materials into any surface water, ground water, drinking water supply, land surface or subsurface strata, or ambient air. Since March 1, 2011, neither the Company nor Seller has reported any material violation of any Environmental Law to any Governmental Body.

(c) To the Knowledge of Seller, neither the Company nor Seller has performed any act which could give rise to, or otherwise incur, any material liability to any person under CERCLA or analogous Environmental Law, nor has the Company or Seller received written notice of any such liability or any claim therefor or submitted notice pursuant to Section 103 of CERCLA to any Governmental Body nor provided information in response to a request for information pursuant to Section 104(e) of CERCLA.

(d) To the Knowledge of Seller, (i) no Hazardous Material has been released, placed, dumped or otherwise come to be located on, at, or beneath the Real Properties or any surface waters or groundwaters thereon or thereunder and (ii) there are no aboveground or underground storage tanks or asbestos-containing materials located at or within the Leased Properties. To the Knowledge of Seller, none of the Leased Properties are identified or proposed for listing on the National Priorities List under CERCLIS or any analogous list of any state government and Seller has no Knowledge of any such conditions on any Leased Property which, if known to a Governmental Body, would qualify such properties for inclusion on any such list.

(e) Seller has made available to Purchaser all environmental studies, assessments or reports in its possession performed on the Real Properties since March 1, 2011.

(f) To the Knowledge of Seller, neither the Company nor any Subsidiary has sent, transported or directly arranged for the transport of any Hazardous Material to any site listed on the National Priorities List or proposed for listing on the National Priorities List or to a site included on the CERCLIS list, or any analogous state list of sites requiring investigation or remedial action as a result of environmental conditions.

(g) The Company and each of its Subsidiaries do not conduct, nor have they ever conducted, operations that create or have created an obligation of the Company or such Subsidiary to be permitted as a treatment, storage or disposal facility for Hazardous Materials, and neither the Company nor any of its Subsidiaries have ever disposed of nor permitted the disposal of any Hazardous Materials on the Real Properties contrary to any Environmental Laws.

Section 3.16 Insurance. Section 3.16 of the Disclosure Schedule sets forth a list, as of the Effective Time, of all insurance policies with respect to the properties, assets, or Business of the Company and each of its Subsidiaries. Except as set forth in Section 3.16 of the Disclosure Schedule, with respect to each such insurance policy: (a) except for the policies that have expired under their terms in the ordinary course, is in full force and effect; (b) neither the Company nor any of its Subsidiaries has received written notice from the applicable insurer that it is currently in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under the policy; (c) to the Knowledge of Seller, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (d) no written notice of cancellation or termination of such policy has been received by Seller, the Company, or any Subsidiary.

Section 3.17 Related Party Transactions. No director, executive officer or, to Seller’s Knowledge, “associate” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934) of Seller, the Company or any of their respective Subsidiaries owns any direct or indirect interest of any kind in, or is a director, officer, employee, partner, or Affiliate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any Person which is (a) a lessor, tenant, creditor or debtor of the Company or any of its Subsidiaries or (b) a party to any Material Contract with the Company or any of its Subsidiaries, other than with respect to employment arrangements or Employee Benefit Plans.

Section 3.18 Brokers’ Fees. None of the Company or any of its Subsidiaries has any liability to pay any fees or commissions to any investment banker, broker, or finder with respect to the transactions contemplated by this Agreement.

Section 3.19 Bank Accounts; Powers of Attorney. Section 3.19 of the Disclosure Schedule sets forth:

(a) with respect to any borrowing or investment arrangements, deposit or checking accounts or safety deposit boxes of the Company or any of its Subsidiaries, the name of the financial institution, the type of account and the account number; and

(b) the name of each Person holding a general or special power of attorney from or with respect to the Company or any of its Subsidiaries and a description of the terms of each such power.

Seller does not have any deposit or checking accounts relating to the Company or its Subsidiaries other than as set forth in Section 3.19 of the Disclosure Schedule, and any such account does not include any direct deposit or similar arrangement with any customer of the Company or its Subsidiaries.

Section 3.20 Receivables. As of the Effective Time, all Accounts Receivable reflected in the calculation of Estimated Net Working Capital were legally and validly incurred pursuant to bona fide transactions in the ordinary course of business and, to Seller’s Knowledge, are not subject to any counterclaims or set offs other than normal discounts accrued in the ordinary course of business. Section 3.20 of the Disclosure Schedule sets forth as of the Effective Time all Accounts Receivable (other than Accounts Receivable that are more than one hundred twenty (120) days in arrears), the amount owing and the aging of such receivable, the name and last known address of the party from whom such receivable is owing, and any security in favor of it for the repayment of such receivable which the Company purports to have.

Section 3.21 Customers. Section 3.21 of the Disclosure Schedule sets forth a list of names and addresses of the ten largest customers and the ten largest suppliers of the Company and its Subsidiaries in the aggregate (measured in the case of each such customer or supplier by dollar volume of purchases or sales, as applicable, during the twelve months ended December 31, 2011) and the approximate dollar amount of purchases or sales which each such customer or supplier represented during the year ended December 31, 2011. Except as set forth in Section 3.21 of the Disclosure Schedule, to the Knowledge of Seller, no customer listed in Section 3.21 of the Disclosure Schedule has notified the Company or any of its Subsidiaries in writing of such customer’s intention to terminate or cancel its existing business relationship with the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 4.1 Organization. Purchaser is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted. Purchaser is duly qualified or authorized to do business as a foreign corporation and is in good standing under the Laws of the State of Florida. Purchaser has delivered to Seller copies of its Governing Documents, as amended to date and presently in effect.

Section 4.2 Authorization and Enforceability. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by Purchaser of this Agreement and the Transaction Documents to which Purchaser is a party have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement and each Transaction Document to which Purchaser is a party has been duly and validly executed and delivered and constitutes the valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at Law or in equity).

Section 4.3 Conflicts. The execution and delivery by Purchaser of this Agreement and the other Transaction Documents to which it is a party, the consummation by Purchaser of the transactions contemplated hereby and thereby, and compliance by Purchaser with the provisions hereof or thereof will not: (a) conflict with, or result in the breach of, any provision of the Governing Documents of Purchaser; (b) conflict with, violate, result in the breach or termination of, or constitute a default under, result in an acceleration of, or create in any party the right to accelerate, terminate, modify or cancel, any Contract to which Purchaser is a party or by which Purchaser or its properties or assets are bound; or (c) violate any Law or any Order by which Purchaser is bound.

Section 4.4 Consent of Third Parties. Assuming all filings required under Antitrust Laws are made and any waiting periods thereunder have been terminated or expired, no Consent, Order, waiver, declaration or filing with, or notification to any Person, including any Governmental Body, is required on the part of Purchaser in connection with the execution, delivery and performance by Purchaser of this Agreement or the other Transaction Documents to which Purchaser is a party, or the compliance by Purchaser with any of the provisions hereof or thereof, other than those which have been received or made.

Section 4.5 Brokers’ Fees. Purchaser has no liability to pay any fees or commissions to any investment banker, broker, or finder with respect to the transactions contemplated by this Agreement.

Section 4.6 No Proceedings. No suit, action or other proceeding at law or in equity, or any arbitration or any administrative or other proceeding by or before any Governmental Body is pending against Purchaser or any of its properties or rights with respect to the transactions contemplated hereby that challenges the validity or enforceability of, or seeks to enjoin the performance of, this Agreement.

Section 4.7 Solvency Purchaser is not entering into the transactions contemplated hereby with actual intent to hinder, delay, or defraud either present or future creditors. Purchaser is presently and will continue to be solvent immediately after giving effect to the transactions contemplated hereby for all purposes under federal bankruptcy and applicable fraudulent transfer and fraudulent conveyance Laws.

Section 4.8 Investigation by Purchaser. Purchaser has conducted its own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and its Subsidiaries to the extent Purchaser and its Representatives deemed appropriate. Purchaser acknowledges that it and its Representatives have been provided adequate access to the personnel, premises, properties, assets, and Books and Records of the Company and its Subsidiaries for purposes of its due diligence investigation and that such information is sufficient and Purchaser does not require additional information in order to enable Purchaser to make an informed decision to consummate the transactions contemplated by this Agreement. Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review, and analysis and not on any representations or opinions of Seller, except the specific representations and warranties of Seller set forth in ARTICLE II and ARTICLE III. Purchaser acknowledges and agrees, to the fullest extent permitted by Law and except for the representations and warranties of Seller set forth in ARTICLE II and ARTICLE III referred to above, that Seller or its Representatives, Affiliates, controlling Persons, or any other Person shall have no liability or responsibility whatsoever to Purchaser or its Representatives, Affiliates, controlling Persons or agents or any other Person on any basis (including in contract, tort or equity, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (including set forth in any of the information set forth in any management presentations relating to the Company or its Subsidiaries made available to Purchaser, its Affiliates or its Representatives, in materials made available in any “data room” (virtual or otherwise), including any estimates delivered or made available, financial or other projections, in presentations by the Company’s or its Subsidiaries’ management, in discussions or responses to questions submitted by or on behalf of Purchaser, its Affiliates or its Representatives, whether orally or in writing, in materials prepared by or on behalf of Seller, or in any other form or otherwise), to Purchaser or its Representatives, Affiliates, controlling Persons or agents (or any omissions therefrom). Without limiting the generality of the foregoing, Seller makes no representation or warranty regarding any third party beneficiary rights or other rights which Purchaser might claim under any studies, reports, tests or analyses prepared by any third parties for Seller, the Company or its Subsidiaries, or any of their respective Affiliates, even if the same were made available for review by Purchaser or its Representatives.

Section 4.9 Investment Intent. Purchaser is acquiring the Purchased Shares for its own account, for investment purposes only and not with a current view towards, or for resale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Purchased Shares, in violation of any applicable securities Laws. For the avoidance of doubt, the disposition of Purchaser’s property shall at all times remain within the sole control of Purchaser. Purchaser acknowledges that the Purchased Shares are not registered under the Securities Act or any Blue Sky Laws, and that the Purchased Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to applicable Blue Sky Laws.

Section 4.10 Exclusivity of Representations. The representations and warranties made by Seller in ARTICLE III are the exclusive representations and warranties made by Seller with respect to the Company and its Subsidiaries, including the assets, properties, and businesses of each of them. Seller hereby expressly disclaims any other representations or warranties of any kind or nature, express or implied, including as to liabilities, operations of the facilities, condition, value, or quality of assets of the Company or its Subsidiaries or the prospects (financial or otherwise), risks and other incidents of the Company and its Subsidiaries. EXCEPT AS SPECIFICALLY SET FORTH IN ARTICLE III, SELLER DISCLAIMS ANY REPRESENTATION OR WARRANTY OF QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR CONDITION OF THE ASSETS OF THE COMPANY OR ITS SUBSIDIARIES OR ANY PART THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, OR WHETHER LATENT OR PATENT. No material or information provided by or communications made by Seller or any of its Affiliates, or by any advisor thereof, whether by use of a “data room,” or in any information memorandum or otherwise, will create any warranty, express or implied, as to or in respect of the Company, its Subsidiaries or the title, condition, value, or quality of the assets or liabilities of the Company or its Subsidiaries.

ARTICLE V

COVENANTS

Section 5.1 Commercially Reasonable Efforts. Each of the Parties shall use its commercially reasonable efforts to take all action required of it and to do all things necessary, proper or advisable on its part in order to consummate and make effective the transactions contemplated by this Agreement and each of the Transaction Documents.

Section 5.2 Antitrust Laws.

(a) Each Party represents that it has taken all actions necessary to make the filings required of it or any of its Affiliates under any applicable Antitrust Laws in connection with this Agreement and the transactions contemplated hereby, including filing the Notification and Report Form required under the Hart-Scott-Rodino Act with respect to the transaction with the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and responses to supplemental requests made by the DOJ and FTC. Each Party agrees that a condition precedent to the Closing is receipt of approval from the DOJ and FTC of the transactions contemplated herein without any material change to the business or assets of either Party, unless such changes are satisfactory to each Party in its sole discretion. Each Party acknowledges that such approval from the DOJ and FTC on terms satisfactory to each Party has been received as of the Effective Time.

(b) Purchaser shall be responsible for the payment of fifty percent (50%) of the filing fees under the Hart-Scott-Rodino Act and Seller shall be responsible for the payment of fifty percent (50%) of the initial filing fees under the Hart-Scott-Rodino Act. Each of the Parties shall be responsible for the payment of fifty percent (50%) of the expenses of third party economist(s) and similar parties engaged jointly by the Parties to assist with their response to the DOJ and FTC. Each of Purchaser and Seller represents that it has satisfied its respective foregoing payment obligations under this Section 5.2(b). Except as noted above, each Party shall be responsible for all of its own expenses, including attorney’s fees, in seeking the approval of the DOJ and FTC to the transactions contemplated in this Agreement.

Section 5.3 Public Announcements; Confidentiality.

(a) Purchaser and Seller each agree to (i) consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, (ii) provide to the other Party for review a copy of any such press release or public statement, and (iii) not issue any such press release or make any such public statement prior to such consultation and review and the receipt of the prior written consent of the other Party, unless such statement is required by applicable Law or regulations of any applicable stock exchanges, and then only to the extent so required. Notwithstanding the foregoing, except to the extent required by applicable Law or the regulations of any applicable stock exchanges, no Party may disclose in any manner the financial terms and conditions of this Agreement other than to its Representatives who need to know such information and who are informed of the confidential nature of such information. Notwithstanding any provision of this Agreement to the contrary, Seller and Purchaser’s ultimate parent company each have the right to disclose any and all information (including, without limitation, the financial terms and conditions of this Agreement) in its filings and communications with the SEC or any other Governmental Body.

(b) Information obtained by Purchaser and its Representatives in connection with this Agreement and the transactions contemplated hereby shall be subject to the Confidentiality Agreement by and between Seller and Purchaser, dated May 14, 2012 (the “Confidentiality Agreement”). The terms of the Confidentiality Agreement shall survive the Closing and shall continue in full force and effect thereafter in accordance with its terms. The Confidentiality Agreement shall not be modified, waived, or amended without the prior written consent of Seller.

Section 5.4 Tax Covenants. Notwithstanding any other provision of this Agreement to the contrary, the following provisions of this Section 5.4 shall govern the allocation between Purchaser and Seller of responsibility for certain Tax matters addressed herein following the Effective Time.

(a) Tax Returns.

(i) The Parties acknowledge that the taxable year of the Company and its Subsidiaries shall end as of the Closing Date for federal income Tax purposes (and to the extent applicable, for state income Tax purposes as well). Seller shall include the Company and its Subsidiaries in Seller’s consolidated federal income Tax Returns (and to the extent applicable, consolidated or combined state income Tax Returns as well) for all periods through the Closing Date and pay any Taxes attributable to such income. The Purchaser shall cause the Company and its Subsidiaries to furnish Tax information to Seller for inclusion in Seller’s federal consolidated income Tax Return (and to the extent applicable, consolidated or combined state Tax Returns as well) for the period which includes the Closing Date in accordance with the Company’s past custom and practice. Without the prior written consent of Purchaser, Seller shall not make any election, adopt any accounting method, or take any position in any such Tax Returns relating to the Company that is inconsistent with any such election, accounting method, or position previously made, adopted or taken with respect to the Company, if such election or adoption would have the effect of increasing the Tax liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date.

(ii) Seller shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns for the Company and its Subsidiaries for all Tax periods ending on or before the Closing Date (“Pre-Closing Tax Returns”) that are required to be filed after the Closing Date. All such Pre-Closing Tax Returns shall be prepared in a manner consistent with the Company’s and its Subsidiaries’ past practices, as applicable. Such Pre-Closing Tax Returns (including any amended Tax Returns) shall be provided to Purchaser for its review and comment and approval not later than thirty (30) days before the due date for filing such Pre-Closing Tax Returns (including extensions), and Seller shall consider all Purchaser’s comments that are consistent with the past practices of the Company and its Subsidiaries in preparing such Pre-Closing Tax Returns; provided that pro forma income Tax Returns of the Company and its Subsidiaries shall be provided to Purchaser rather than Seller’s consolidated income Tax Return. In the event that Purchaser shall reasonably object to any items set forth on such Pre-Closing Tax Returns, such objection shall be provided to Seller in writing no later than fifteen (15) days before the due date for filing such Pre-Closing Tax Returns (including extensions) and the Parties shall attempt to resolve such objection in good faith prior to the due date for filing such Pre-Closing Tax Returns. In the event that such objection is not resolved prior to the due date for filing such Pre-Closing Tax Return, Seller shall timely file such Pre-Closing Tax Return and the Parties shall resolve the dispute in good faith after the date of such filing, amending such Pre-Closing Tax Return as necessary.

(iii) Purchaser shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns for the Company and its Subsidiaries for all Tax periods that begin before the Closing Date and end after the Closing Date (the “Straddle Periods”), other than Seller’s federal consolidated income Tax Returns (and to the extent applicable, consolidated or combined state Tax Returns as well) for the period which includes (but does not end on) the Closing Date. All such Tax Returns for Straddle Periods (“Straddle Period Returns”) shall be prepared in a manner consistent with the Company’s and its Subsidiaries’ past practices, as applicable. Such Straddle Period Returns shall be provided to Seller for its review and comment not later than thirty (30) days before the due date for filing such Straddle Period Returns (including extensions), and Purchaser shall accept all Seller’s comments that are consistent with the past practices of the Company and its Subsidiaries in preparing such Straddle Period Returns. In the event that Seller shall reasonably object to any items set forth on such Straddle Period Returns, such objection shall be provided to Purchaser in writing no later than fifteen (15) days before the due date for filing such Straddle Period Returns (including extensions) and the Parties shall attempt to resolve such objection in good faith prior to the due date for filing such Straddle Period Returns. In the event that such objection is not resolved prior to the due date for filing such Straddle Period Return, Purchaser shall timely file such Straddle Period Return and the Parties shall resolve the dispute in good faith after the date of such filing, amending such Straddle Period Return as necessary. Neither Purchaser nor any of its Affiliates shall amend, re-file or otherwise modify or cause or permit the Company or any Subsidiary to amend, re-file or otherwise modify any Tax election or Pre-Closing Tax Return or Straddle Period Return with respect to the Company or its Subsidiaries without the prior written consent of Seller.

(b) Allocation. For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and are payable for Straddle Periods, the portion of such Taxes related to the period ending on the Closing Date will (i) in the case of Taxes other than Taxes based upon or related to income, sales, gross receipts, wages, capital expenditures, expenses or any similar Tax base, be deemed to be the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income, sales, gross receipts, wages, capital expenditures, expenses or any similar Tax base, be deemed equal to the amount that would be payable if the relevant Tax period had ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations will be made in a manner consistent with prior practice of the Company and its Subsidiaries. With respect to any real property or personal property Taxes, such allocation shall, initially, be based on the most recent Tax statements, received by Seller as of the Closing Date. Seller shall be responsible for all such Taxes allocable to all times prior to and including the Closing Date, and Purchaser shall be responsible for all such Taxes allocable to all times after the Closing Date. Following the Closing Date, on or before December 31, 2012, the Parties shall reconcile and true up the respective amounts due each of them as a result of the allocation and proration of real property and personal property Taxes contemplated by this Section 5.4(b). Any dispute between the Parties related to such prorations and reconciliation shall be resolved, at the request of either Party made in writing to the other Party by not later than January 15, 2013, by the Neutral Accountant selected in accordance with the provisions of Section 1.4.

(c) Tax Refunds. All refunds, credits or other receivables relating to Taxes of the Company or its Subsidiaries with respect to Pre-Closing Taxable Periods will be for the account of Seller, and Purchaser will pay over to Seller any such refunds that Purchaser or its Affiliates may receive within fifteen (15) days after receipt thereof. The Purchaser, the Company and each Subsidiary agrees to file or cause to be filed or permit Seller to file all Tax Returns (including amended Tax Returns) or other documents claiming any such refunds or credits to which Seller is entitled pursuant to this Section 5.4(c), provided that no such Tax Returns (other than a Tax Return involving Seller and/or members of its consolidated tax group) shall be filed without the consent of Purchaser, which consent shall not be unreasonably withheld or delayed. The Purchaser, the Company and each Subsidiary shall permit Seller to control the prosecution of any such refund claim, provided that no such claim (other than a claim involving Seller and/or members of its consolidated tax group) shall be settled without the consent of Purchaser, which consent shall not be unreasonably withheld or delayed.

(d) Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 5.4 (including the preparation and filing of any claims for refunds of Taxes) and any Tax Contest (as herein defined). Such cooperation shall include signing any Tax Returns, amended Tax Returns, claims or other documents necessary to settle any Tax controversy, the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding any other provision hereof, each Party will bear its own expenses in complying with the foregoing provisions of this Section 5.4(d). Purchaser and Seller further agree, upon request from the other

Party, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(e) Tax Contests. Each Party will promptly notify the other Party in writing upon receipt by such Party (or any of its Affiliates) of notice of any pending or threatened audit, examination or proceeding by a Governmental Body (“Tax Contest”) with respect to Tax liabilities of the Company or its Subsidiaries for any Pre-Closing Taxable Period or Straddle Period. Seller will have the right (but not the obligation) to solely represent the interests of the Company or its Subsidiaries in any Tax Contest relating to any Pre-Closing Taxable Period that ends on or prior to the Closing Date and to employ counsel of its choice, and Purchaser and Seller agree to cooperate in the defense of any claim in such Tax Contest. Seller will have the right to participate jointly with Purchaser in representing the interests of the Company and its Subsidiaries in any Tax Contest for any Straddle Period, if and to the extent that such period includes any Pre-Closing Taxable Period, and to employ counsel of its choice at its expense. Purchaser and Seller agree to cooperate in the defense of any claim in such proceeding. Purchaser or its Affiliates may not settle, compromise or resolve any Tax Contest for any Pre-Closing Taxable Period or Straddle Period without the consent of Seller, which consent shall not be unreasonably withheld or delayed. If any Tax Contest could reasonably be expected to have an adverse effect on Purchaser, the Company or any of its Subsidiaries, or any of their Affiliates in any Tax period (or portion thereof) beginning after the Closing Date, the Tax Contest shall not be settled or resolved without Purchaser’s consent, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, if notice is given to Seller of the commencement of any Tax Contest and Seller does not, within forty-five (45) days after Purchaser’s notice is given, give notice to Purchaser of its election to assume the defense thereof, Seller shall be bound by any determination made in such Tax Contest or any compromise or settlement thereof effected by Purchaser. The failure of Purchaser to give reasonably prompt notice of any Tax Contest shall not release, waive or otherwise affect Seller’s obligations with respect thereto except to the extent that Seller can demonstrate actual loss and prejudice as a result of such failure.

(f) Tax Treatment of Payments. Any payments made under this Section 5.4 shall be deemed to be, and the Parties shall treat them, as adjustments to the Transaction Consideration for federal, state, local and all other income Tax purposes.

(g) 338(h)(10) Election.

(i) At the request of Purchaser, Seller and Purchaser shall join in making a timely and effective election provided for by Section 338(h)(10) of the Code and Section 1.338(h)(10)-1 of the Treasury Regulations promulgated thereunder and any comparable election under state, local or foreign Tax law with respect to the purchase and sale of the Purchased Shares (each, an “Election” and collectively, the “Elections”). If an Election is requested by Purchaser, Seller and Purchaser shall cooperate to take all actions necessary and appropriate, including filing such additional forms, returns, elections, schedules and other documents as may be required to effect and preserve timely Elections in accordance with the provisions of Section 338(h)(10) of the Code and Section 1.338(h)(10)-1 of the Treasury Regulations (and any comparable provisions of state or local Tax law) or any successor provisions. If an Election is requested by Purchaser, Seller and Purchaser shall, within ten (10) days prior to the date such forms are required to be filed under applicable law, exchange completed and executed copies of IRS Forms 8023 and 8883, required schedules thereto, and any similar state, local or foreign forms. If changes are required in any of these forms as a result of information that is first available after the date on which any such form is completed and executed pursuant to the preceding sentence, the Parties will act in good faith to agree on such changes. Seller and Purchaser shall report the purchase and sale of the Purchased Shares consistent with the treatment of the purchase of the Purchased Shares as a “qualified stock purchase” and consistent with the Election and shall take no position inconsistent therewith in any Tax Return, any proceeding before any Taxing Authority or otherwise. If the Election is made at Purchaser’s request, Purchaser shall pay to Seller, in cash, the amount of additional consideration necessary to cause Seller’s after-Tax net proceeds from the sale of the Purchased Shares with the Election to be equal to the after-Tax net proceeds that Seller would have received had the Election not been made, taking into account all appropriate state, federal and local income Tax implications (the “Tax Adjustment”). In making such calculations, the highest corporate and state income tax rates to which Seller is subject shall be used and any other income, gain, loss, deduction, tax attribute (including net operating loss), and credit of Seller or any member of the consolidated group of which Seller is the common parent shall be ignored. Seller shall provide Purchaser with a schedule computing the amount of the Tax Adjustment within twenty (20) days after the Parties have agreed to the allocation of the Transaction Consideration as provided in Section 5.4(h) below. Seller and Purchaser shall work together in good faith to resolve any disagreements with respect to the amount of the Tax Adjustment. If any disagreements are unable to be resolved by Purchaser and Seller, the Tax Adjustment amount shall be determined in accordance with the procedures set forth in Section 1.4. The amount of the Tax Adjustment shall be paid to Seller prior to or at the time the Seller provides to Purchaser the fully executed form(s) required to make the Election.

(ii) If no Election is made, at the request of Purchaser, Seller shall make an election pursuant to Treasury Regulations Section 1.1502-36(d)(6)(i)(A) and Section 1.1502-36(e)(5).

(iii) Additionally, if no Election is made and it is determined that Seller has undergone an ownership change (within the meaning of Section 382 of the Code) during the period in which it owned the Company, Seller shall file a timely election under Treasury Regulations Section 1.1502-95(f) to apportion to the Company and its Subsidiaries their allocable share of “consolidated section 382 limitation,” “subgroup section 382 limitation,” the “loss group’s net unrealized built-in gain” and the “loss subgroup’s net unrealized built-in gain,” as provided therein, and shall not file an election under Treasury Regulations Section 1.1502-96(d)(5). At Seller’s request, Purchaser will cause the Company and its Subsidiaries to join with Seller in making any election required under Treasury Regulations Section 1.1502-95(f), and Seller, the Company and its Subsidiaries and any other Person required by Treasury Regulations Section 1.1502-95(f) shall enter in the agreement required by Treasury Regulations Section 1.1502-95(f)(1)(ii).

(h) Transaction Consideration Allocation. If an Election is made, the Parties shall agree upon an allocation of the Transaction Consideration, allocating the ADSP (as such term is defined in Treasury Regulation Section 1.338-4) of the assets of the Company and its Subsidiaries in accordance with Section 1.338(h)(10)-1 of the Treasury Regulations promulgated under Section 338(h)(10) of the Code; provided, however, that (i) Purchaser’s cost for the assets that it is deemed to acquire may differ from the total amount allocated hereunder to reflect the inclusion in the total cost of items (for example, capitalized acquisition costs) not included in the amount so allocated and (ii) the amount realized by Seller may differ from the total amount allocated hereunder to reflect transaction costs that reduce the amount realized for federal income tax purposes. As soon as reasonably practical following the making of an Election, Purchaser shall cause to be conducted an appraisal of certain portions of the Company’s and its Subsidiary’s assets as shall be deemed reasonably necessary by Purchaser. Purchaser shall promptly share the results of such appraisals with Seller. Assuming that the results of the appraisals are reasonably acceptable to Seller, thereafter, Purchaser and Seller shall in good faith determine the final allocation of the Transaction Consideration based on the appraisals received by Purchaser and on a basis reasonably acceptable to Seller (which approval shall not be unreasonably withheld), including the principles set forth above. If an Election is made, Seller and Purchaser agree to act in accordance with the agreed upon allocation in the preparation, filing and audit of any Tax Return. The ADSP shall be allocated among the assets of the Company and its Subsidiaries in accordance with Section 1.338(h)(10)-1 of the Treasury Regulations, if the applicable Transaction Consideration is adjusted as permitted hereunder.

Section 5.5 Replacement and Release of Seller From Guaranties and Other Obligations. As soon as possible after the Effective Time, Purchaser shall use its commercially reasonable efforts to cause Seller and its Affiliates (other than the Company and its Subsidiaries) to be removed and unconditionally released from all liability and obligations under the Seller Guaranties (as herein defined) set forth on Schedule 5.5. “Seller Guaranties” means all liability and obligations under all performance bonds related to the Business, including the indemnity obligations owed by Seller pursuant to the Company’s agreement with its bonding company, all guaranties of any obligations of the Company or any of its Subsidiaries, including the release of Seller from its guaranty to Lee County, Florida, all letters of credit related to the Business, and all Contracts related to the Business to which Seller or any such Affiliate is a party or is bound after the Effective Time. Purchaser shall cause all documents evidencing such releases from the Seller Guaranties to be in form and substance reasonably satisfactory to Seller.

Section 5.6 Indemnity of Directors and Officers.

(a) Following the Effective Time, but subject to the limitations described in Section 5.6(b), Purchaser shall cause the Company to ensure that any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of the Company or any of its Subsidiaries or who, at the request of the Company or its Subsidiaries, served as a director, officer, member, trustee or fiduciary of another corporation, limited liability company, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, personal representatives, executors or administrators, the “Indemnified Persons”) is indemnified as provided in the Governing Documents in effect as of the Effective Time to the fullest extent permitted by Law, but subject to the limitations contained in such Governing Documents, and such indemnification obligation shall survive the Closing and shall continue in full force and effect for six (6) years following the Closing and the provisions with respect to indemnification and limitations on liability set forth in the Governing Documents shall not be amended, repealed or otherwise modified in a manner adverse to the Indemnified Persons; provided, that in the event any claim or claims are asserted or made within such six (6) year period that could reasonably involve an Indemnified Person, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims and the Company or its Subsidiaries shall advance all costs and fees in connection with any such claim or claims. For the sake of clarity, the repeal of an indemnification or limitation of liability provision shall be considered adverse to the Indemnified Person. Purchaser shall not settle, compromise or consent to the entry of judgment in any action or investigation or threatened action or investigation that involves an Indemnified Person without the written consent of such Indemnified Person, such consent not to be unreasonably withheld; provided, however, no such consent shall be necessary if such settlement contains an unconditional release of the Indemnified Person from all liabilities and obligations related to such action or investigation and does not require an admission of liability by such Indemnified Person.

(b) Notwithstanding any other provisions hereof, the obligations of Purchaser contained in this Section 5.6 shall be binding upon the successors and assigns of Purchaser. In the event Purchaser or its successors or assigns, (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then, in each case, proper provision shall be made so that the successors and assigns of Purchaser honor the indemnification and other obligations set forth in this Section 5.6. Prior to the Closing, Seller shall cause the Company to purchase a director & officer insurance tail policy (the “Tail Policy”), at Seller’s expense, to insure the indemnification obligations referred to in Section 5.6, which policy shall be from a reputable insurance company and in a form reasonably acceptable to Purchaser. Purchaser’s obligations under this Section 5.6 shall be satisfied solely from any insurance proceeds received from the Tail Policy, and neither Purchaser nor the Company or its Subsidiaries shall have any obligation to provide indemnification pursuant to this Section 5.6 from any other funds, provided Purchaser, the Company and its Subsidiaries use commercially reasonable efforts to pursue recovery under the Tail Policy for any claims and do not commit any act or omission or breach of the Tail Policy that causes the Tail Policy to be canceled or to not remain in full force and effect in accordance with its terms or that causes coverage to be denied or adversely affected.

(c) The obligations of Purchaser under this Section 5.6 shall survive the Closing and shall not be terminated or modified in any manner that could reasonably be expected to adversely affect any Indemnified Person to whom this Section 5.6 applies without the consent of such affected Indemnified Person (it being agreed that the Indemnified Persons to whom this Section 5.6 applies shall be third-party beneficiaries of this Section 5.6, each of whom may enforce the provisions of this Section 5.6).

Section 5.7 Preservation of Records.

(a) For a period of seven (7) years after the Effective Time or such other longer period required by applicable Law, Purchaser shall preserve and retain all corporate, accounting, tax, legal, auditing, human resources and other Books and Records of the Company and its Subsidiaries (including (a) any documents relating to any governmental or non-governmental actions or investigations and (b) all Tax Returns, schedules, work papers and other material records or other documents relating to the Company’s and its Subsidiaries’ Taxes) relating to the Company’s and its Subsidiaries’ business and operations prior to the Effective Time. Notwithstanding the foregoing, during such seven-year period, Purchaser may dispose of any such Books and Records which are offered to, but not accepted by, Seller. If at any time after such seven-year period Purchaser intends to dispose of any such Books and Records, Purchaser shall not do so without first offering such Books and Records to Seller. Notwithstanding any other provisions hereof, the obligations of Purchaser contained in this Section 5.7 shall be binding upon the successors and assigns of Purchaser.

(b) If and for so long as any of Purchaser or Seller (or any past or present officer or director of Seller or any of its Affiliates including the Company and its Subsidiaries) is actively contesting or defending against any action in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to any period prior to the Effective Time involving any matter related to the Company or its Subsidiaries or the Business, each Party shall cooperate with the other Party and its counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records and to the books and records of the Company and its Subsidiaries and any successor thereto as shall be necessary or reasonably requested in connection with the defense or contest, all at the sole cost and expense of the contesting or defending party.

Section 5.8 Transfer Taxes. The Parties do not contemplate that stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) will become due in connection with this Agreement or any other transaction contemplated hereby (collectively, the “Transfer Taxes”). If Purchaser determines to transfer any vehicles, trucks or other equipment to, or register such vehicles, trucks and equipment in the name of an Affiliate of Purchaser or any other Person other than the Company or its Affiliate which is the then current registered owner, then Purchaser shall, at its own expense, procure any transfer stamps and pay any Transfer Taxes required by such actions. Except for the circumstances described above, if any sales, use and transfer taxes, bulk transfer taxes, deed taxes, conveyance fees, documentary and recording charges and similar taxes imposed as a result of the transactions contemplated by this Agreement, together with any interest, penalties or additions to such transfer taxes or attributable to any failure to comply with any requirement regarding Tax Returns, shall be borne one-half by Purchaser and one-half by Seller. Purchaser and Seller shall cooperate in filing all necessary Tax Returns under applicable Law with respect to Transfer Taxes.

Section 5.9 Consents. Purchaser acknowledges that the Consents of customers of the Business set forth on Schedule 5.9 have not been obtained prior to Closing. Purchaser has determined, in its sole discretion, that such Consents are non-material required customer Consents and that Purchaser is willing to close the transactions contemplated hereby notwithstanding that such Consents have not been obtained. Each Party shall use its commercially reasonable efforts to obtain the Consents set forth on Schedule 5.9 promptly following Closing.

Section 5.10 Seller’s Cooperation. During the one hundred twenty (120) day period immediately following the Effective Time, Seller will assist Purchaser in its operation of the Company by accommodating any reasonable request by Purchaser regarding customer relations and the transition and/or continuance of the operation of the Company. Any such request shall be deemed unreasonable if, in order to satisfy such request, Seller would be required to incur out-of-pocket expenses or any liabilities. Seller agrees that the cooperation contemplated by this Section 5.10 may involve the temporary attention of an officer or senior employee of Seller. Purchaser shall fully cooperate with Seller in connection with the conduct and timely completion of the audit and review of, and the preparation and delivery of, the Post-Closing Financial Statements, and in connection with Seller’s review and objections to the Closing Statement, the Additional Revenue Statement, and the Additional Adjustments Statement, and in connection with Seller’s performance of all its other obligations under this Agreement. Without limiting the foregoing, Purchaser shall provide Seller, at Seller’s expense, full access to the books and records of the Company and its Subsidiaries and to the Post-Closing Financial Statements and all related materials and to all other materials and items necessary for Seller to satisfy its obligations under this Agreement.

Section 5.11 Purchaser’s Right of First Offer. For a period of three (3) years following the Effective Time, in connection with any waste brokerage business that Seller may conduct during such period where Seller has the opportunity to broker the provision of waste collection services by waste collection service providers (“Haulers”) to prospective third party customers in the geographic area in which the Company does business at the Effective Time, Seller will permit Purchaser the opportunity to submit a proposal with its terms to provide waste collection services to such customer(s). During the aforementioned three-year period, when Seller brokers an opportunity to provide waste collection services to a prospective third party customer in an area where the Company does business at the Effective Time, Seller shall provide Purchaser with written notice specifying the types of waste services sought, the locations of such services and any other details available to Seller to assist Purchaser in its analysis of the service opportunity (the “Offer Notice”). Purchaser shall have ten (10) Business Days after receipt of the Offer Notice, or such lesser period required, to timely respond under the circumstances (the “Offer Period”) to submit the terms it offers to provide such services. No assurance can be given that Purchaser’s offered terms will be accepted; provided, however, that Seller agrees that it will not take any action to divert any such business to another Person if Purchaser has offered lowest pricing terms to such customer during the Offer Period, and Purchaser meets or exceeds all of the customers’ other qualifications, conditions and other factors. If Purchaser does not timely submit its proposed terms, then Purchaser shall be deemed to have waived its rights under this Section 5.11 with respect to such opportunity. Notwithstanding the provisions of Section 8.8 or any other provision of this Agreement to the contrary, the provisions of this Section 5.11 shall be binding solely on Seller and shall not be binding on Seller’s successors or assigns or upon Seller following a change of control of Seller (i.e. more than 50% of the equity interests of Seller are conveyed to an unrelated third party). Notwithstanding the provisions of Section 8.8 or any other provision of this Agreement to the contrary, the provisions of this Section 5.11 shall terminate and be of no further force or effect upon a sale or other disposition of Seller’s waste brokerage business (whether by asset sale, stock sale, merger, change of control or otherwise).

Section 5.12 Non-Competition; Non-Solicitation.

(a) Seller acknowledges and agrees that the nature of the Proprietary Information to which it has had access makes it difficult for Seller to work for any business that is competitive with the Business without utilizing the Proprietary Information to which it has had access during its ownership or operation of the Business. Accordingly, in consideration of the goodwill of the Business being acquired, Seller agrees to comply with the covenants set forth in this Section 5.12.

(b) Seller agrees that, without the consent of the Purchaser, it shall not at any time within three (3) years after the Effective Time disclose any Proprietary Information to any person or entity and shall not use any Proprietary Information for the benefit of anyone or any entity (other than for the Purchaser) at any time. Seller agrees to leave with or return to Purchaser all documents, records, notebooks or any other repositories of any Proprietary Information, including any copies thereof that are then or later discovered to be in the possession of Seller, whether such were developed or prepared by Seller or by others; provided that, notwithstanding any provision hereof to the contrary, Seller may retain copies of and electronic files of all documents, emails, corporate records and financial records related to the Business and may disclose such documents and information in response to any subpoena or court order in connection with litigation. Seller agrees that all Proprietary Information is the exclusive property of Purchaser and Seller waives and releases any claim that it should be able to use, for the benefit of any competing person or entity, Proprietary Information that was previously received or developed by Seller in connection with the Business.

(c) Seller agrees that for a period of three (3) years after the Effective Time: (i) Seller will not, directly or indirectly, own, manage, operate, finance or advise any business, company or other entity competitive with the Business in the State of Florida (the “Restricted Area”), which the Parties stipulate is a reasonable geographic area because of the scope of Purchaser’s operations and the Business; (ii) Seller will not knowingly attempt to induce, directly or indirectly, any customer of the Company or any of its Subsidiaries residing or located within the Restricted Area, or any individual or entity who was a customer of the Company or any of its Subsidiaries within twelve (12) months prior to the Effective Time, to terminate its business relationship with the Company or any of its Subsidiaries; and (iii) Seller will not, working alone or in conjunction with one or more other Persons, for compensation or not (A) recruit or otherwise solicit or induce any Person who is, at the Effective Time, an employee of the Company or any of its Subsidiaries to terminate such Person’s employment with the Company or any of its Subsidiaries, or (B) hire, recruit or otherwise solicit any Person who, within the twelve (12) months immediately preceding the Effective Time, had been an employee of the Company or any of its Subsidiaries.

(d) Seller agrees that covenants contained within this Section 5.12 are reasonable and necessary for the protection of Purchaser’s business interests.

(e) Seller specifically acknowledges that the value to Purchaser of the transactions contemplated by this Agreement may be substantially diminished if Seller was not to comply in all respects with Section 5.12(c). Seller has agreed to the covenants set forth in this Section 5.12 as an inducement to Purchaser to enter into this Agreement. Seller specifically acknowledges and agrees that the covenants set forth in Section 5.12(c) are commercially reasonable and necessary to protect the interests Purchaser intends to acquire hereunder. Seller agrees that a monetary remedy for breach of the covenants set forth in Section 5.12(c) will be inadequate and impracticable and further agrees that such breach may cause Purchaser irreparable harm, and that Purchaser shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages. In the event of such a breach, Seller agrees that Purchaser shall be entitled to seek such injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, as a court of competent jurisdiction shall determine.

(f) If for any reason whatsoever, any one or more of the provisions of this Section 5.12 shall be held or deemed to be illegal, inoperative, unenforceable or invalid as applied to any particular case or in all cases, such circumstances shall not have the effect of rendering such provision illegal, inoperative, unenforceable or invalid in any other case or of rendering any of the other provisions in this Section 5.12 illegal, inoperative, unenforceable or invalid. In furtherance of the foregoing, any such provision shall be curtailed, both as to time and location, to the minimum extent required for its validity under applicable laws and shall be binding and enforceable with respect to Seller as so curtailed, as determined by a court of competent jurisdiction.

Section 5.13 Segregation and Transfer of Certain Assets. As of the Effective Time, the assets described on Schedule 5.13 shall be transferred from the Company and/or its Subsidiaries to Seller or its designee, in accordance with instruments of transfer previously approved by the Parties.

Section 5.14 Cash Distributions. Prior to Closing, all of the cash of the Company and its Subsidiaries in excess of cash necessary to cover all of their outstanding checks-in-transit as of the Effective Time will be distributed to Seller.

Section 5.15 Post-Closing Audit. After the Closing Date, Purchaser, at its own cost and expense, may engage external auditors to audit the Company’s financial records (including up to three years of historical data). Seller agrees to make reasonable efforts to cooperate with any such audit.

Section 5.16 Employees.

(a) Effective as of immediately prior to the Effective Time, Seller shall cause the Company and its Subsidiaries to terminate the employment of all employees of the Company or any of its Subsidiaries (the “Termination of Employees”), including, without limitation, each of the nine (9) employees (each, an “EA Employee” and collectively, the “EA Employees”) who are parties to written employment agreements with the Company as set forth on Schedule 5.16(a)(i) (individually, an “Employment Agreement” and collectively, the “Employment Agreements”). Neither Seller nor the Company has taken any action, and following the Closing Seller shall not take any action, to waive, modify, reduce or amend any of the restrictive covenants concerning confidentiality, non-solicitation and non-competition contained in the Employment Agreements, other than terminating the employment of each EA Employee and the term of each EA Employee’s employment under his Employment Agreement in accordance with the immediately preceding sentence. Subject to Purchaser’s normal application and hiring process (including, without limitation, any of Purchaser’s normal holding or probationary periods), Purchaser shall make offers of employment to, and shall make all reasonable efforts to hire and retain, commencing on the Closing Date, all of the individuals who were employees of the Company or any of its Subsidiaries immediately preceding the Termination of Employees except (I) those individuals set forth on Schedule 5.16(a)(ii), (II) the EA Employees and (III) those individuals who were on leave and were not providing services to the Company or any of its Subsidiaries as of immediately preceding the Termination of Employees (an accurate list of which is set forth on Schedule 5.16(a)(iii)) (such individuals, together, the “Non-Eligible Employees”), on substantially the same terms as employed by the Company and/or its Subsidiaries immediately prior to the Closing Date (“Purchaser’s Offer of Employment”). In the event that any Non-Eligible Employee referred to in clause (III) above was not performing services because such Non-Eligible Employee was on leave, and such Non-Eligible Employee becomes available to return to employment with the Company and/or its Subsidiaries, then, subject to Purchaser’s normal application and hiring process (including, without limitation, any of Purchaser’s normal holding or probationary periods), Purchaser shall make offers of employment to, and shall make all reasonable efforts to hire and retain, such returning employees as soon as practicable once they are ready to return to employment. In making Purchaser’s Offer of Employment, solely for purposes of calculating time off benefits under Purchaser’s benefit policies, Purchaser shall provide credit to such employees for the time of service of such employees with the Company or its Subsidiaries. Without limiting the foregoing, Purchaser shall cause to be hired or retained those employees of the Company and of each of its Subsidiaries necessary to avoid triggering, violating or causing Seller or its Affiliates to have any liability or obligation under the WARN Act.

(b) No later than the date before the Closing, Seller shall cause the Company to transfer the plan sponsorship of the Company’s 401(k) Plan to Seller and Seller shall accept such sponsorship including all rights provided in the Company’s 401(k) Plan documents for control over the Company’s 401(k) Plan and its related trust. All assets and liabilities of the Company’s 401(k) Plan shall remain in the 401(k) trust for such Plan and shall be governed thereunder. Following such transfer of the Company’s 401(k) Plan sponsorship to Seller, but not later than the date before the Closing, Seller shall adopt resolutions causing such 401(k) Plan to be terminated prior to the Effective Time. Purchaser shall permit all employees of the Company and of each of its Subsidiaries accepting Purchaser’s Offer of Employment to participate in the 401(k) Plan available to employees of Purchaser under the same terms and conditions as other employees of Purchaser and to roll over their Company 401(k) Plan account balances to Purchaser’s 401(k) Plan. Following the Closing, Seller shall, in accordance with IRS regulations, deliver to all terminated employees of the Company or any of its Subsidiaries all W-2 and related federal income tax return notices for time periods preceding the Closing.

(c) On and after the Closing Date, Purchaser shall be solely responsible to offer COBRA continuation coverage, including any COBRA continuation coverage under applicable state law, to any person employed by the Company or any of its Subsidiaries immediately prior to the Termination of Employees who accepts Purchaser’s Offer of Employment and becomes an employee of Purchaser at or after the Closing (collectively, “Newly Hired Employees”). Seller shall retain the sole responsibility to offer COBRA continuation coverage, including any COBRA continuation coverage under applicable state law, to any person terminated by the Company or any of its Subsidiaries at any time prior to the Effective Time other than Newly Hired Employees. Purchaser shall cause (i) all Newly Hired Employees who were covered under Seller’s medical insurance plan prior to the Termination of Employees to be covered under Purchaser’s medical insurance plan commencing on December 1, 2012, and (ii) each Newly Hired Employee who was not covered under Seller’s medical insurance plan prior to the Termination of Employees due to the fact that the applicable eligibility waiting period under such plan for such Newly Hired Employee has not expired as of the Closing Date to be covered under Purchaser’s medical insurance plan commencing on the earlier of (A) the date that such Newly Hired Employee would have been covered under Seller’s medical insurance plan if such person’s employment with the Company or its Subsidiary had not been terminated as herein contemplated, the Closing had not occurred, and such person had remained continuously employed by the Company or its Subsidiary through the date of expiration of the applicable eligibility waiting period under Seller’s medical insurance plan for such person or (B) the date of expiration of the applicable eligibility waiting period under Purchaser’s medical insurance plan for such Newly Hired Employee assuming such person’s employment commencement date with Purchaser is the Closing Date.

(d) Consistent with the provisions of Section 5.16(a) above, at or prior to the Effective Time each EA Employee will be terminated as an employee of the Company. Seller shall be solely responsible for all obligations owed to each EA Employee under the Employment Agreements to pay bonuses, continued salary amounts or severance amounts (collectively, the “Employee Severance Obligations”). Seller represents and warrants to Purchaser that Schedule 5.16(a)(i) sets forth the applicable Employee Severance Obligation owed to each EA Employee. Seller shall use commercially reasonable efforts to secure a full and complete release of liability of the Company and each Subsidiary from each EA Employee of all Employee Severance Obligations owed to such EA Employee. Purchaser may offer to hire all of such EA Employees as newly hired at will employees of Purchaser in connection with the hiring process set forth in Section 5.16(a) above, with Purchaser being responsible for any retention bonus that Purchaser may, in its sole discretion, offer to such EA Employees.

(e) If, prior to or following the Closing, the aggregate amount of Employee Severance Obligations paid by Seller to all of the EA Employees is less than $3,000,000 in the aggregate, then, to the extent not included in the determination of the Closing Cash Consideration, Seller shall promptly pay to Purchaser fifty percent (50%) of the amount of such difference (“Purchaser’s Severance Reimbursement Amount”). Purchaser shall have the option to offset such amount owed by Seller against the Holdback Amount rather than having Seller pay such amount to Purchaser. Any payments of Purchaser’s Severance Reimbursement Amount made by Seller pursuant to this Section 5.16(e) shall be treated as an adjustment to the Transaction Consideration by the Parties.

ARTICLE VI

CLOSING DELIVERIES

Section 6.1 Seller’s Deliveries. Seller herewith delivers the following to Purchaser (except items (a) and (g), which are being held by the applicable lienholders pending satisfaction of the Debt encumbering such items pursuant to Section 1.3(b)(i)(E), following which such items shall be promptly delivered to Purchaser):

(a) stock certificate(s) representing the Purchased Shares, free and clear of all Liens (other than any restrictions on transfer arising under the Securities Act and Blue Sky Laws), each duly endorsed in blank or with duly executed stock powers attached;

(b) a certificate of the secretary of Seller certifying to (i) the certificate of incorporation, as amended, of Seller, certified by the Secretary of State of the State of Delaware, as of a recent date, and stating that no amendments have been made to such certificate of incorporation since such date, (ii) all other Governing Documents of Seller, (iii) the adoption of resolutions by Seller approving the transactions contemplated by the Transaction Documents, and (iv) the incumbency of the officers signing the Transaction Documents on behalf of Seller (together with their specimen signatures);

(c) a copy of (i) the certificate of incorporation, as amended (or similar incorporation or formation documents), of the Company and each of the Company’s Subsidiaries, certified by the Secretary of State of the jurisdiction in which each such entity is incorporated or organized, as of a recent date, and accompanied by a certificate of the secretary of such entity, dated effective as of the Effective Time, stating that no amendments have been made to such certificate of incorporation (or similar incorporation or formation documents) since such date and (ii) all other Governing Documents of the Company and each of the Company’s Subsidiaries, certified by the secretary of each such entity;

(d) an affidavit satisfying the requirements of Treasury Regulations Section 1.1445-2(b) from Seller in form and substance reasonably satisfactory to Purchaser;

(e) a good standing certificate, as of a recent date, for Seller, the Company and each of its Subsidiaries certified by the Secretary of State of (i) the state of organization of such entity, and (ii) each other jurisdiction in which such entity is qualified to do business as a foreign entity;

(f) resignations from all officers and directors of the Company and each of its Subsidiaries;

(g) certificates of title for each vehicle owned by the Company or any of its Subsidiaries, delivered in conformance with any reasonable conditions to delivery imposed by any lienholders owed Debt encumbering the title to such vehicles;

(h) a certificate executed by the chief financial officer of the Company certifying that the presentation of the Estimated Net Working Capital has been prepared in accordance with the terms of this Agreement and represents a good faith estimate of the Estimated Net Working Capital;

(i) Payoff Letters and associated Lien releases in respect of the Debt subject to such Payoff Letters, including Payoff Letter from Wells Fargo; and

(j) Copies of all material consents set forth on Schedule 6.1(k).

Section 6.2 Purchaser’s Deliveries. Purchaser herewith delivers the following to Seller:

(a) the Closing Cash Consideration;

(b) a certificate of the secretary of Purchaser certifying to (i) the certificate of incorporation, as amended, of Purchaser, certified by the Secretary of State of the State of Delaware, as of a recent date, and stating that no amendments have been made to such certificate of incorporation since such date, (ii) all other Governing Documents of Purchaser, (iii) the adoption of resolutions of Purchaser approving the transactions contemplated by the Transaction Documents, and (iv) the incumbency of the officers signing the Transaction Documents on behalf of Purchaser (together with their specimen signatures); and

(c) a good standing certificate, as of a recent date, for Purchaser certified by the Secretary of State of the State of Delaware; and

(d) to the extent known, the Tax Adjustment amount attributable to any Section 338(h)(10) election pursuant to Section 5.4(g).

ARTICLE VII

INDEMNIFICATION

Section 7.1 Indemnity Obligations of Seller. Subject to the limitations set forth herein, Seller covenants and agrees to indemnify and hold harmless Purchaser and its shareholders, officers, directors, Affiliates, successors and assigns (collectively, the “Purchaser Indemnitees”), from and against claims, losses, liabilities, damages, deficiencies, diminution in value, costs, interest, awards, judgments, penalties and expenses, including reasonable attorneys’ and accountants’ fees and expenses and including any such reasonable expenses incurred in connection with investigating, defending against or settling the foregoing indemnifiable claims or enforcing any of the provisions of the indemnification provisions of this Agreement (collectively, as further modified by the immediately following proviso, “Losses”) (provided that (i) any claim by any Purchaser Indemnitee for costs and expenses incurred in investigating a matter shall only be considered a Loss to the extent the matter so investigated (x) is the subject matter of a Third Party Claim asserted against the Purchaser Indemnitees by a Person not an Affiliate of any Purchaser Indemnitee, (y) was originally brought to the Purchaser Indemnitees’ attention as a result of such Third Party Claim and not as a result of any investigation conducted by any Purchaser Indemnitees and (z) results in a Loss (without regard to and independent of such investigation costs) payable by Seller to the Purchaser Indemnitees, and (ii) any claim by any Purchaser Indemnitee for a Loss based upon diminution in value shall only be considered as a Loss if the claim is based on a breach of the representations and warranties contained in Section 3.3 (Financial Statements) of this Agreement), arising out of (without duplication):

(a) any misrepresentation or breach of any warranty of Seller contained in this Agreement excluding representations and warranties contained in Section 3.6 (Taxes) (not otherwise addressed by parts (b) through (f) of this Section 7.1);

(b) any failure of Seller to perform any covenant or agreement contained in this Agreement;

(c) any claim by any EA Employee for any Employee Severance Obligation;

(d) (i) all Taxes of the Company for all Tax periods ending on or before the Closing Date; (ii) with respect to any Straddle Period, all Taxes of the Company attributable to the portion of such Straddle Period that ends on and includes the Closing Date; (iii) all Taxes of any Person imposed on the Company as a transferee or successor by contract or pursuant to any Law (including, but not limited to, Treasury Regulations Section 1.1502-6) with respect to obligations or relationships existing on or prior to the Closing Date or by agreements entered into or transactions entered into on or prior to the Closing Date (not including any transactions contemplated by this Agreement); (iv) Taxes attributable to any inclusion under Section 951 of the Code by Purchaser, the Company or its Subsidiaries or their Affiliates at the end of the taxable year of a Subsidiary of the Company that includes, but does not end on, the Closing Date, arising out of income accrued by such Subsidiary on or prior to the Closing Date; and (v) all Taxes on any income resulting from any election by the Company or any Subsidiary under Section 108(i) of the Code on or prior to the Closing Date; provided, however, that Seller shall be liable for Taxes only to the extent that such Taxes were not included as liabilities in calculating the Company’s Net Working Capital and taken into account in determining the amount of the Transaction Consideration pursuant to Section 1.4;

(e) subject to the provisions of Section 7.12, any Legal Proceedings pending as of the Effective Time against the Company and its Subsidiaries for events occurring during all time periods preceding the Effective Time; or

(f) assets and liabilities of the Company and its Subsidiaries that are assigned to Seller at Closing, all of which assets and liabilities are fully described in Schedule 5.13.

Section 7.2 Indemnity Obligations of Purchaser. Purchaser covenants and agrees to indemnify and hold harmless Seller and its shareholders, officers, directors, Affiliates, successors and assigns from and against any and all Losses arising out of:

(a) any misrepresentation or breach of any warranty of Purchaser contained in this Agreement;

(b) any failure of Purchaser to perform any covenant or agreement contained in this Agreement;

(c) any liabilities arising from Seller Guaranties after the Effective Time; or

(d) any additional Tax that may be owed by Seller resulting from any transaction engaged in by the Company or any of its Subsidiaries (including at the specific request of Purchaser) not in the ordinary course of business consistent with past practice occurring on the Closing Date after the Effective Time.

Section 7.3 Indemnification Procedures.

(a) Excluding Tax Contests governed by Section 5.4(e), in the case of any claim for indemnification that does not involve a Third Party Claim, the party entitled to indemnification under this Agreement (the “Indemnified Party”) shall notify the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has knowledge of any such claim (which notice shall describe such claim in reasonable detail, shall include copies of all written evidence thereof, and shall state the estimated amount of the Loss that has been or may be incurred by the Indemnified Party), provided, however, the failure of any Indemnified Party to give notice of such a claim shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except and to the extent that, as a result of such failure to give notice, the claim is adversely affected.

(b) Excluding Tax Contests governed by Section 5.4(e), in the case of any claim asserted by a third party (a “Third Party Claim”) against an Indemnified Party, written notice shall be given by the Indemnified Party to the Indemnifying Party promptly after such Indemnified Party has knowledge of any claim as to which indemnity may be sought. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all evidence thereof, and shall state the estimated amount of the Loss that has been or may be incurred by the Indemnified Party. If the Indemnifying Party provides a written notice to the Indemnified Party within fifteen (15) days after its receipt from the Indemnified Party of written notice of such claim (together with all documentation and information required to be provided in accordance with the immediately preceding sentence) that it will indemnify and hold harmless the Indemnified Party from all Losses related to such Third Party Claim, the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume the defense of such Third Party Claim or any litigation with a third party resulting therefrom; provided, however, that (i) the counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be subject to the approval of the Indemnified Party, which approval shall not be unreasonably withheld, conditioned, or delayed, (ii) the Indemnified Party may participate in such defense at such Indemnified Party’s expense, (iii) the failure by any Indemnified Party to give notice of a Third Party Claim to the Indemnifying Party as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except and to the extent that, as a result of such failure to give notice, the defense against such claim is impaired, and (iv) the reasonable fees and expenses reasonably incurred by the Indemnified Party prior to the assumption of a Third Party Claim hereunder by the Indemnifying Party shall be borne by the Indemnifying Party. Except with the prior written consent of the Indemnified Party, no Indemnifying Party, in the defense of any Third Party Claim, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of a general release from any and all liability with respect to such Third Party Claim. If the Indemnifying Party elects or is deemed to have elected not to defend the Indemnified Party against a Third Party Claim, then the Indemnified Party, without waiving any rights against such party, may settle or defend against such Third Party Claim in the Indemnified Party’s sole discretion and the Indemnified Party shall be entitled to recover from the Indemnifying Party the amount of any settlement or judgment and, on an ongoing basis, all indemnifiable costs and expenses of the Indemnified Party with respect thereto. Notwithstanding the foregoing, the Indemnifying Party shall not be permitted to defend a Third Party Claim on behalf of an Indemnified Party if the applicable claim or demand is against, or if the defendants in any such proceeding shall include, both the Indemnified Party and the Indemnifying Party and the Indemnified Party reasonably concludes that there are defenses available to it that are different from or additional to those available to the Indemnifying Party or if the interests of the Indemnified Party may be reasonably deemed to conflict with those of the Indemnifying Party.

Section 7.4 Insurance and Tax Adjustments. Payments by an Indemnifying Party pursuant to Section 7.3 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the Indemnified Party in respect of such claim and shall be reduced by an amount equal to any Tax benefit that is actually realized as a result of such Loss by the Indemnified Party. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution, or other similar agreements for any Losses prior to seeking indemnification hereunder, it being understood and agreed that commercially reasonable efforts shall not include the institution of any legal proceedings against any insurance carrier or other third party.

Section 7.5 Purchaser Investigation. Purchaser’s investigation or Knowledge of any matter prior to Closing (whether or not such matter may constitute a breach of any Seller representation or warranty at Closing) will not affect Purchaser’s right to indemnification, payment of Losses, or other remedy based on Seller’s breach of such representations and warranties.

Section 7.6 Expiration of Representations and Warranties and Indemnification Obligations. All representations and warranties contained in this Agreement shall survive the Closing until the date that is twelve (12) months after the Effective Time; provided, however, that the representations and warranties set forth in Section 2.2 (Authorization and Enforceability), Section 2.5 (The Purchased Shares), Section 2.6 (Brokers’ Fees), Section 3.2 (Capitalization), Section 3.17 (Related Party Transactions), Section 3.18 (Brokers’ Fees), Section 4.2 (Authorization and Enforceability), and Section 4.5 (Brokers’ Fees) (each, a “Fundamental Representation”) and claims for fraud shall survive the Closing for the applicable statute of limitations period. All indemnification obligations under Section 7.1(a), Section 7.1(b), Section 7.1(e), Section 7.1(f) and Section 7.2 shall survive the Closing for twelve (12) months after the Effective Time (and indemnification claims not brought and asserted in writing within such period shall be barred, but any claim asserted during such period shall continue to survive until such claim is discharged in full). All indemnification obligations under Section 7.1(c) and Section 7.1(d) shall survive the Closing for the applicable statute of limitations period (and indemnification claims not brought and asserted in writing within such period shall be barred, but any claim asserted during such period shall continue to survive until such claim is discharged in full).

Section 7.7 Certain Limitations. The indemnification provided for in Section 7.1 shall be subject to the following limitations:

(a) Seller shall not be liable to Purchaser Indemnitees for indemnification under Section 7.1(a) until the aggregate amount of all Losses in respect of indemnification under Section 7.1(a) exceeds $250,000 (the “Basket”), in which event Seller shall be required to pay or be liable for the portion of such Losses solely in excess of the amount of the Basket (which shall serve as a deductible), subject to the other limitations set forth herein.

(b) Subject to the provisions of Section 7.7(d), the Purchaser Indemnitees shall not be indemnified and Seller shall have no liability (i) pursuant to Section 7.1(a) with respect to any Loss if the aggregate amount of all Losses for which the Purchaser Indemnitees have received indemnification pursuant to Section 7.1(a) has exceeded an amount equal to 25% of the Transaction Consideration; (ii) pursuant to Section 7.1(b), Section 7.1(c), Section 7.1(e) or Section 7.1(f) with respect to any Loss if the aggregate amount of all Losses for which the Purchaser Indemnitees have received indemnification pursuant to such Sections has exceeded an amount equal to 50% of the Transaction Consideration; (iii) pursuant to Section 7.1(d) with respect to any Loss if the aggregate amount of all Losses for which the Purchaser Indemnitees have received indemnification pursuant to Section 7.1(d) has exceeded an amount equal to the Transaction Consideration; or (iv) for breaches of any Fundamental Representation or claims for fraud with respect to any Loss if the aggregate amount of all Losses for which the Purchaser Indemnitees have received indemnification for breaches of any Fundamental Representations or claims for fraud has exceeded an amount equal to the Transaction Consideration.

(c) Notwithstanding anything to the contrary set forth herein, the limitations set forth in Section 7.7(a) shall not limit liability of any Indemnifying Party for breaches of any Fundamental Representations or Seller’s representation in the first sentence of Section 3.4 (Indebtedness) or claims for fraud, or for indemnification claims under Section 7.1(b), Section 7.1(c), Section 7.1(d), Section 7.1(e) or Section 7.1(f).

(d) Notwithstanding any provision of this Agreement to the contrary, Purchaser agrees and acknowledges that Seller’s aggregate liability under ARTICLE VII or otherwise for any Losses shall not exceed an amount equal to the Transaction Consideration.

Section 7.8 Materiality Disregarded. Notwithstanding anything to the contrary contained in this Agreement, all materiality and similar qualifications (including the terms “Material Adverse Effect” or “Material Adverse Change”) will be taken into account solely for purposes of determining whether a breach or violation of a representation or warranty has occurred for which an indemnification obligation exists, but all such materiality and similar qualifications (including the term “Material Adverse Effect” or “Material Adverse Change”) will be ignored and not given effect for purposes of determining the amount of any Losses resulting from any such breach or violation except with respect to breaches and violations of representations or warranties that are not subject to the Basket.

Section 7.9 Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Transaction Consideration to the extent permitted by applicable Law. For purposes of clarity, the Parties also acknowledge and agree that any Audit Adjustment or EBITDA Adjustment or adjustment based on Closing Net Working Capital set forth in ARTICLE I shall be determined under the provisions contained therein.

Section 7.10 Exclusive Remedy. The Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this ARTICLE VII. In furtherance of the foregoing, each Party hereby waives, to the fullest extent under Law, any and all rights, claims, and causes of action for any breach of any representation, warranty, agreement, or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Party hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this ARTICLE VII. Nothing in this Section 7.10 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled including under Section 5.12.

Section 7.11 No Duplication of Claims. The Purchaser Indemnitees shall not be indemnified and Seller shall have no liability for Losses to the extent the Losses (including with respect to Taxes) are included as current liabilities in the calculation of Net Working Capital or are accounted for by the Audit Adjustment or the EBITDA Adjustment. If there is an Audit Adjustment or an EBITDA Adjustment, then Purchaser and all other Purchaser Indemnitees shall not have any right to claim or to be indemnified for, and Seller shall not have any obligation to indemnify any Purchaser Indemnitees for, any Losses based on diminution in value or in connection with a breach of any representations or warranties in Section 3.3. Any Audit

Adjustment or EBITDA Adjustment shall count toward the limitations on Seller’s liability under Section 7.7(b) and Section 7.7(d) as if such adjustments were Losses actually paid by Seller.

Section 7.12 Procedures Related to Legal Proceedings. Seller shall have the right and authority to control any and all Legal Proceedings in respect of which Seller is obligated to provide indemnification under Section 7.1(e) as if such Legal Proceedings were a Third Party Claim and Seller was the Indemnifying Party under the procedures set forth in Section 7.3. Purchaser shall have the same rights to participate in such Legal Proceedings as if such Legal Proceedings were a Third Party Claim and Purchaser was the Indemnified Party under the procedures set forth in Section 7.3. Notwithstanding any provision of Section 7.3 to the contrary, however, (a) Seller is deemed to have assumed and shall control the defense of all Legal Proceedings as Third Party Claims, (b) Seller’s current counsel defending such Legal Proceedings is deemed approved by the Purchaser Indemnitees and the Purchaser Indemnitees have no right to approve any other counsel (if any) that may be engaged by Seller for the Legal Proceedings, (c) no Purchaser Indemnitee has incurred any fees or expenses in respect of such Legal Proceedings for which Seller is obligated to provide indemnification as contemplated by clause (iv) of Section 7.3(b), (d) to the extent that any Purchaser Indemnitee is entitled under Section 7.3 to consent to the entry of final judgment or to the entering into of any settlement, such consent shall not be unreasonably withheld or delayed, and (e) the last sentence of Section 7.3 shall not apply to any Legal Proceedings. Purchaser shall reasonably cooperate and cause the Company and its Subsidiaries and their respective officers, directors, employees and agents to reasonably cooperate with Seller in the defense of all such Legal Proceedings.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 8.1(a):

“Accounts Receivable” means all right, title and interest of the Company or any of its Subsidiaries in and to all accounts receivable (including, without limitation, amounts due from customers whether recorded as accounts receivable or reductions in accounts payable) and related deposits, security or collateral therefor, including recoverable customer deposits of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and in the case of any natural Person shall include all relatives and family members of such Person.

“Affiliated Group” means an affiliated group as defined in Code Section 1504(a) or any similar group defined under a similar provision of state or local Tax law.

“Antitrust Laws” means the Sherman Act, as amended; the Clayton Act, as amended, the Hart-Scott-Rodino Act, as amended; the Federal Trade Commission Act, as amended; and all other federal, state, and foreign statutes, rules, regulations, Order, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Blue Sky Laws” means any state securities Laws.

“Books and Records” means all books and records of the Company and its Subsidiaries, including files, manuals, price lists, mailing lists, distributor lists, customer lists, sales and promotional materials, purchasing materials, documents evidencing intangible rights or obligations, personnel records, accounting records and litigation files (regardless of the media in which stored).

“Business” means the business of the Company and its Subsidiaries as conducted as of the Effective Time, including all activities involving waste and recycling collection, processing, transportation and disposal.

“Business Day” means any day of the year (other than a Saturday or Sunday) on which national banking institutions in the City of Fort Lauderdale are open to the public for conducting business and are not required or authorized to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S. C. §§ 9601 et seq.

“CERCLIS” means the Comprehensive Environmental Response, Compensation and Liability Information System database maintained by the US Environmental Protection Agency.

“COBRA” means the provisions of the Code, ERISA and the Public Health Service Act enacted by Sections 10001 through 10003 of the Consolidated Omnibus Budget Reconciliation Act of 1985 (P.L. 99-272), including any subsequent amendments to such provisions.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or Order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental Body.

“Contract” means any contract, agreement, indenture, note, bond, loan, mortgage, license, instrument, lease, understanding, commitment or other arrangement or agreement, whether written or oral.

“EBITDA” has the meaning given such term in Section 1.6(d).

“Environmental Law(s)” means any foreign, federal, state or local statute, regulation, ordinance, or rule of common law relating to the environment, natural resources or protection of human health and safety including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Emergency Planning and Right-To-Know Act (42 U.S.C. § 11101 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Solid Waste Disposal Act (42 U.S.C. § 6901 et seq.) (including the Resource Conservation and Recovery Act), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300(f) et seq.), the Lead-Based Paint Exposure Reduction Act (42 U.S.C.

§ 2681 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and all Laws of a similar nature, and the rules and regulations promulgated pursuant thereto, each as amended.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governing Documents” means, with respect to any particular entity: (i) if a corporation, the articles or certificate of incorporation and the bylaws; (ii) if a general partnership, the partnership agreement and any statement of partnership; (iii) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (iv) if a limited liability company, the articles of organization and operating agreement; (v) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; and (vi) any amendment or supplement to any of the foregoing.

“Governmental Body” means any government or governmental or regulatory authority or body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private) or tribunal of competent jurisdiction.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Material(s)” means any substance, material or waste which is defined as a “hazardous waste,” “hazardous substance,” “hazardous material,” “restricted hazardous waste,” “industrial waste,” “contaminant,” “pollutant,” “special waste,” “toxic material,” “toxic waste” or “toxic substance” by the United States, the foreign jurisdictions in which the Company or any of its Subsidiaries conducts business, or any state, local or foreign Governmental Body, including petroleum and its by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, lead-based paint or any substance the presence, use, handling, storage or disposal of which is prohibited under any provision of Environmental Law.

“Indebtedness” means, without duplication, (i) all indebtedness (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company and its Subsidiaries, whether or not represented by bonds, debentures, notes or other securities, for the repayment of money borrowed, (ii) all deferred indebtedness of the Company and its Subsidiaries for the payment of the purchase price of property or assets purchased (excluding, however, accounts payable incurred in the ordinary course of the Company’s and its Subsidiaries’ business), (iii) all obligations of the Company and its Subsidiaries to pay rent or other payment amounts under a lease of real or personal property that is required to be classified as a capital lease or a liability (but not operating leases) in accordance with GAAP (“Capitalized Leases”), (iv) any outstanding reimbursement obligation of the Company and its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company and its Subsidiaries, (v) any payment obligation of the Company and its Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all indebtedness for borrowed money secured by any encumbrances existing on property owned by the Company and its Subsidiaries, whether or not indebtedness secured thereby shall have been assumed, (vii) all guaranties, endorsements, assumptions and other contingent obligations of the Company and its Subsidiaries in respect of, or to purchase or to otherwise acquire, indebtedness for borrowed money of other Persons, and (viii) all premiums, penalties and change of control payments required to be paid or offered in respect of any of the foregoing as a result of the consummation of the transactions contemplated hereby, to the extent actually paid.

“Intellectual Property” means: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (ii) all trademarks, service marks, trade dress, logos, trade names, corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (iii) all copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith; (iv) all copies and tangible embodiments thereof (in whatever form or medium); (v) all internet domain names, whether or not trademarked, registered in any generic top level domain by any authorized private registrar or Governmental Body; and (vi) confidential information, formulas, designs, devices, technology, know-how, research and development, inventions, methods, processes, compositions and other trade secrets, whether or not patentable.

“IRS” means the United States Internal Revenue Service.

“Knowledge” or words of similar effect, regardless of case, means: (a) in the case of Seller, (i) the actual knowledge of Grant Smith, Glen Miller and James H. Sage, and the knowledge of matters that Grant Smith, Glen Miller and James H. Sage, in their capacities as officers and directors of the Company and its Subsidiaries, would reasonably be expected to obtain in the course of performing their respective duties for the Company and its Subsidiaries and (ii) the actual knowledge of Steven R. Berrard and Thomas Aucamp; and (b) in the case of Purchaser, the actual knowledge of William Hulligan, Tom Miller, Larry Thogmartin and Thomas J. Fowler, and the knowledge of matters that such individuals, in their capacities as officers or directors of Purchaser or its Affiliates, would reasonably be expected to obtain in the course of performing their respective duties for Purchaser or its Affiliates.

“Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement or rule of law of any Governmental Body.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings (public or private), claims, hearings, investigations, charges, complaints, demands or governmental proceedings.

“LIBOR Rate” means the London Interbank Offered Rate.

“Lien” means any lien (including any Tax lien), pledge, mortgage, deed of trust, security interest, claim, demand, lease, charge, option, warrant, call, right of first refusal, easement, servitude, transfer restriction or any other encumbrance, restriction or limitation whatsoever.

“Material Adverse Effect” or “Material Adverse Change” with respect to the Company and its Subsidiaries and the Business means any event, occurrence, fact, condition, change or effect that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to the business, properties, results of operations, or financial condition of the Company and its Subsidiaries and the Business as a whole; provided, however, that “Material Adverse Effect” or “Material Adverse Change” shall not include any event, occurrence, fact, condition, change or effect, directly or indirectly, arising out of or attributable to: (i) general market, economic or political conditions; (ii) a change in Law or GAAP or statutory accounting principles; (iii) any changes, conditions or effects that generally affect the industries in which the Company or any of its Subsidiaries operates; (iv) any changes, conditions or effects in the credit, securities or financial markets in general; (v) any changes, conditions, or effects that have been cured; (vi) acts of terrorism or war (whether or not declared) or acts of God; or (vii) any action required, permitted, or contemplated by this Agreement including the Termination of Employees.

“Net Working Capital” means the amount by which (a) the sum of the total current assets of the Company and its Subsidiaries on a consolidated basis as of the Effective Time, is greater (i.e., positive Net Working Capital) or less (i.e., negative Net Working Capital) than (b) the sum of the total current liabilities of the Company and its Subsidiaries on a consolidated basis as of the Effective Time, in each case, calculated in accordance with GAAP applied on a consistent basis with the worksheet attached as Exhibit C; provided, however, for purposes of clarification, “current assets” shall not include cash or cash equivalents (other than cash necessary to cover checks-in-transit as of the Effective Time) and “current liabilities” shall include the prorated amount of any prepaid service charges invoiced to customers prior to the Effective Time by the Company or its Subsidiaries for services that the Company or its Subsidiaries will provide after the Effective Time and provided further that, “current liabilities” shall exclude the Debt, the amount of Capitalized Leases and the Employee Severance Obligations (which Employee Severance Obligations shall remain the sole responsibility of Seller in accordance with the provisions of Section 5.16).

“Neutral Accountant” means the Dallas office of KPMG (or if such firm shall decline or is unable to act, or has a conflict of interest with Purchaser or Seller, or any of their respective Affiliates, another nationally recognized accounting firm mutually acceptable to Purchaser and Seller).

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.

“Payoff Letter” means a payoff letter executed by a Person to which a repayment of Debt shall be made at Closing from the Transaction Consideration.

“Permit” means any approval, consent, license, certificate, accreditation, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to Law.

“Permitted Liens” means (i) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures and for which there are adequate accruals or reserves on the Balance Sheet in accordance with GAAP, (ii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practices, (iii) those items set forth in Schedule 1.3(b)(i)(E) and in Section 2.5 of the Disclosure

Schedule, and (iv) other imperfections of title or Liens, if any, that individually or in the aggregate would not adversely affect marketability of the affected asset or property.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Pre-Closing Taxable Period” means any Tax period or portion thereof ending at or before the Closing Date (including the portion of any Straddle Period ending on the Closing Date).

“Proprietary Information” means information, knowledge or data not generally known in the relevant trade or industry that was disclosed to or Known by Seller as a consequence of its ownership of the Company (including, without limitation, information conceived or developed by Seller) about (i) the Business’s activities, services, products, computer programs and systems, trade secrets, formulas, designs, patterns, methods, machines, manufacturers, compositions, inventions, discoveries, customer records, processes, information relating to research, development, inventions, work performed or to be performed for customers of the Business, list of employees and salary information, marketing plans, strategies and forecasts, (ii) customers’ activities, plans, products, processes and services, including, without limitation, information relating to business operations, employee relations, finance and product or service marketing, and (iii) vendors’ activities, plans, services, products and processes including, without limitation, information relating to the business operations, employee relations, finance, and product or service marketing.

“Representatives” means, with respect to any Person, the officers, directors, employees, agents or representatives, including, without limitation, any investment banker, attorney or accountant, of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power of the outstanding voting securities are directly or indirectly owned by such Person or (ii) such Person or any Subsidiary of such Person is a general partner (excluding partnerships in which such Person or any Subsidiary of such Person does not have a majority of the voting interests in such partnership).

“Target Net Working Capital” means Zero Dollars ($0).

“Tax” or “Taxes” means (a) all federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs, duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, escheat, registration, value added, alternative or add-on minimum, estimated or any other taxes, unclaimed property liabilities, any payments in lieu of taxes or other similar payments, charges, fees, levies, imposts, customs or duties of any kind, whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person or (b) any liability for the payment of any taxes, interest, penalty, addition to tax or like additional amount resulting from the application of Treasury Regulations Section 1.1502-6 or comparable federal, state or local Laws. For purposes of clarity, franchise fee payments to municipalities under customer Contracts are contract fees and do not constitute Taxes for purposes of this Agreement.

“Tax Return” means any return, report, declaration, form, property rendition, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Authority” or “Tax Authorities” means the IRS and any similar state, local or foreign authority having jurisdiction over Taxes.

“Transaction Documents” means, with respect to any Person, this Agreement together with any other agreements, instruments, certificates and documents executed by such Person in connection herewith or therewith or in connection with the transactions contemplated hereby or thereby.

“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Code.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

2011 Financial Statements	Section 1.6(b)

Additional Adjustments Dispute Notice	Section 1.6(e)

Additional Adjustments Statement	Section 1.6(e)

Additional Revenue Dispute Notice	Section 1.5(c)

Additional Revenue Shortfall	Section 1.5(a)

Additional Revenue Statement	Section 1.5(a)

Additional Revenues	Section 1.5(a)

Agreement	Preamble

Annualized Additional Revenue Shortfall	Section 1.5(a)

Annualized EBITDA	Section 1.6(d)

Audit Adjustment	Section 1.6(c)

Audit Delivery Date	Section 1.6(g)

Balance Sheet	Section 3.3

Balance Sheet Date	Section 3.3

Term	Section

Basket	Section 7.7(a)

Capitalized Leases	Section 8.1(a)

Closing	Section 1.1(a)

Closing Cash Consideration	Section 1.3(b)(i)

Closing Date	Section 1.2

Closing Date Balance Sheet	Section 1.6(b)

Closing Net Working Capital	Section 1.4(a)

Closing Statement	Section 1.4(a)

Company	Recitals

Confidentiality Agreement	Section 5.3(b)

Contingent Consideration	Section 1.5(a)

Debt	Section 1.3(b)(i)(E)

Disclosure Schedule	Section 8.11

Dispute Notice	Section 1.4(b)

DOJ	Section 5.2(a)

EBITDA	Section 1.6(d)

EBITDA Adjustment	Section 1.6(d)

EBITDA Shortfall	Section 1.6(d)

Effective Time	Section 1.2

Election(s)	Section 5.4(h)

Employee Benefit Plans	Section 3.11(a)

Employee Severance Obligations	Section 5.16(d)

Employment Agreement(s)	Section 5.16(a)

ERISA	Section 3.11(a)

ERISA Affiliates	Section 3.11(a)

Estimated Net Working Capital	Section 1.3(a)

Final Additional Adjustments Statement	Section 1.6(e)

Final Additional Revenue Statement	Section 1.5(c)

Final Closing Statement	Section 1.4(b)

Financial Statements	Section 3.3

FTC	Section 5.2(a)

Fundamental Representation	Section 7.6

Haulers	Section 5.11

Holdback Amount	Section 1.1(b)

Indemnified Party	Section 7.3

Indemnified Persons	Section 5.6(a)

Indemnifying Party	Section 7.3(a)

Intellectual Property Licenses	Section 3.9(c)

Leased Properties	Section 3.7(b)

Losses	Section 7.1

Material Contracts	Section 3.10(a)

Net Working Capital Dispute Notice	Section 1.4(b)

New Price Increase	Section 1.5(a)

Term	Section

Newly Hired Employees	Section 5.16(a)

Non-Eligible Employees	Section 5.16(a)

Offer Notice	Section 5.11

Offer of Employment	Section 5.16(a)

Offer Period	Section 5.11

Owned Intellectual Property	Section 3.9(b)

Party or Parties	Preamble

Personal Property Leases	Section 3.8(a)

Post-Closing Financial Statements	Section 1.6(b)

Pre-Closing Tax Returns	Section 5.4(a)(ii)

Purchased Shares	Recitals

Purchaser	Preamble

Purchaser Indemnitees	Section 7.1

Purchaser’s Severance Reimbursement Amount	Section 5.16(e)

Real Properties	Section 3.15(b)

Real Property Lease(s)	Section 3.7(b)

Releasee	Section 8.10

Releasor	Section 8.10

Restricted Area	Section 5.12(c)

Revenue Period	Section 1.5(a)

Seller	Preamble

Seller Guaranties	Section 5.5

Straddle Period Returns	Section 5.4(a)(iii)

Straddle Periods	Section 5.4(a)(iii)

Tail Policy	Section 5.6(b)

Tax Adjustment	Section 5.4(h)

Tax Contest	Section 5.4(e)

Termination of Employees	Section 5.16(a)

Third Party Claim	Section 7.3(b)

Third Quarter Financial Statements	Section 1.6(b)

Transaction Consideration	Section 1.1(b)

Transfer Taxes	Section 5.8

Section 8.2 Expenses. Except as otherwise provided in this Agreement, including but not limited to Section 5.2, each of the Parties shall bear its own fees, costs and expenses (including legal, accounting, consulting and investment advisory fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. For the sake of clarity, Purchaser and Seller acknowledge and agree that the Company shall not have any costs or expenses arising from the transaction contemplated by this Agreement for which either Purchaser or Seller shall be responsible.

Section 8.3 Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida, without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida. Each of the Parties submits to the exclusive jurisdiction of any state or federal court within Broward County, Florida in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding shall be exclusively heard and determined in any such court. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.

Section 8.4 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, covenants, representations and warranties, both oral and written, between the Parties with respect to the subject matter hereof including, without limitation, that certain letter of intent dated June 27, 2012 between the Parties. Purchaser acknowledges that Purchaser has not relied upon any representation, statement or other assurance except those set forth by Seller in ARTICLE II and ARTICLE III of this Agreement. This Agreement may be amended, supplemented or changed, and any provision hereof may be waived, only by written instrument making specific reference to this Agreement signed by Purchaser, in the case of an amendment, supplement, modification or waiver sought to be enforced against Purchaser, or Seller, in the case of an amendment, supplement, modification or waiver sought to be enforced against Seller. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 8.5 Section Headings. The section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

Section 8.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be given by personal delivery, facsimile (with acknowledgment of receipt), or nationally recognized overnight courier or certified mail at the following addresses (or to such other address as a Party may have specified by notice given to the other Party pursuant to this provision):

If to Seller:

Swisher Hygiene Inc.

4725 Piedmont Row Drive, Suite 400

Charlotte, North Carolina 28210

Telephone: (704) 364-7707

Facsimile (704) 602-7980

With a copy (which shall not constitute notice) to:

Akerman Senterfitt

350 East Las Olas Boulevard, Suite 1600

Fort Lauderdale, Florida 33301

Attention: Edward L. Ristaino

Telephone: (954) 463-2700

Facsimile: (954) 468-2224

If to Purchaser, to:

Waste Services of Florida, Inc.

2301 Eagle Parkway, Suite 200

Fort Worth, Texas 76177

Attention: Thomas J. Fowler

Telephone: (817) 632-4000

Facsimile: (817) 632-4018

With a copy (which shall not constitute notice) to:

Andrews Kurth LLP

1717 Main Street, Suite 3700

Dallas, Texas 75201

Attention: Victor B. Zanetti

Telephone: (214) 659-4000

Facsimile: (214) 659-4890

Any such notice or communication shall be deemed to have been received (i) when delivered, if personally delivered, (ii) on the same Business Day if delivered by facsimile between the hours of 9 a.m. and 5 p.m. eastern standard time with acknowledgment of a complete transmission, (iii) on the next Business Day after dispatch, if sent postage pre-paid by nationally recognized, overnight courier guaranteeing next Business Day delivery, and (iv) on the fifth (5th) Business Day following the date on which the piece of mail containing such communication is posted, if sent by certified mail, postage prepaid, return receipt requested.

Section 8.7 Severability. If any provision of this Agreement is invalid, illegal or unenforceable, the balance of this Agreement shall remain in effect. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.8 Binding Effect; Assignment; Third-Party Beneficiaries. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that no Party may assign its rights and/or obligations hereunder without the consent of the other Party. Except as provided in Section 5.6 and ARTICLE VII with respect to Persons entitled to indemnification thereunder, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person.

Section 8.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, portable document format (.pdf) or other electronic means shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 8.10 Release. Effective as of the Effective Time, Purchaser acknowledges and agrees that at Closing, the Company and its Subsidiaries, on the one hand, and Seller, on the other (each a “Releasor”), on behalf of itself and its officers, directors, managers, and parent will deliver its release of the other party (each, a “Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, liabilities, debts, dues and suits of every kind, nature and description whatsoever, which such Releasor or its successors or assigns ever had, now has or may have on or by reason of any matter, cause or thing whatsoever prior to the Effective Time. The form of release shall be reasonably satisfactory to Purchaser, Seller and the Company and its Subsidiaries.

Section 8.11 Exhibits and Schedules. The exhibits and schedules referred to herein are attached hereto and incorporated herein by this reference. The disclosure schedule delivered by Seller to Purchaser in connection with the execution of this Agreement (the “Disclosure Schedule”) shall be arranged to correspond to the specific sections and subsections of this Agreement. Any information disclosed in one Section of the Disclosure Schedule shall be deemed to be disclosed in all other Sections of the Disclosure Schedule where (i) an express reference thereto is made or (ii) the information on the face of such disclosure is sufficient to alert a reasonable person of its applicability to such other Sections of the Disclosure Schedule. Neither the specification of any dollar amount in this Agreement nor the inclusion of any specific item in any Section of the Disclosure Schedule is intended to imply that such amounts, higher or lower amounts or the items so included or other items, are or are not material or outside the ordinary course of business, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in any Section of the Disclosure Schedule in any dispute or controversy between the Parties hereto as to whether any obligation, item or matter is or is not material, or may constitute an event or condition which would be considered to have a Material Adverse Effect.

Section 8.12 Interpretation. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. The text of all schedules is incorporated herein by reference. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used herein, words in the singular will be held to include the plural and vice versa (unless the context otherwise requires), words of one gender shall be held to include the other gender (or the neuter) as the context requires, and the terms “hereof”, “herein”, and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

Section 8.13 Arm’s Length Negotiations. Each Party herein expressly represents and warrants to all other Parties hereto that (a) such Party has had the opportunity to seek and has obtained the advice of its own legal, tax, and business advisors before executing this Agreement; and (b) this Agreement is the result of arm’s length negotiations conducted by and among the Parties and their respective counsel.

Section 8.14 Construction. The Parties agree and acknowledge that they have jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or if a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumptions or burdens of proof shall arise favoring either Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

Section 8.15 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY ACKNOWLEDGES AND AGREES THAT THIS PROVISION IS A MATERIAL INDUCEMENT TO EACH OTHER PARTY TO ENTER INTO THIS AGREEMENT. NEITHER PARTY IS RELYING ON ANY REPRESENTATION BY THE OTHER PARTY THAT THIS PROVISION WOULD NOT BE ENFORCED TO THE FULLEST EXTENT PROVIDED BY LAW.

{Signatures on following page}

IN WITNESS WHEREOF, this Stock Purchase Agreement has been executed by or on behalf of each of the Parties as of the day first written above.

PURCHASER: WASTE SERVICES OF FLORIDA, INC., a Delaware corporation

By:	/s/ Thomas J. Fowler
Name:	Thomas J. Fowler
Title:	Vice President

SELLER: : SWISHER HYGIENE INC., a Delaware corporation

By:	/s/ Thomas E. Aucamp
Name:	Thomas E. Aucamp
Title:	Executive Vice President

List of Disclosure Schedules

Section 2.3 Conflicts

Section 2.4 Consents of Third Parties

Section 2.5 The Purchased Shares

Section 2.6 Broker’s Fees

Section 3.1(a) Organization and Related Matters; Jurisdictions of Qualification

Section 3.1(b) Organization and Related Matters; Subsidiaries of the Company

Section 3.2(b) Capitalization

Section 3.4 Indebtedness; No Known Undisclosed Liabilities

Section 3.5 Absence of Certain Developments

Section 3.6 Taxes

Section 3.7 Real Property

Section 3.7(b) Real Property Leases

Section 3.8(a) Personal Property Leases

Section 3.8 Title to Assets

Section 3.9(b) Owned Intellectual Property

Section 3.9(c) Licenses of Intellectual Property

Section 3.10(a) Material Contracts

Section 3.10(b) Material Contracts

Section 3.11 Employee Benefit Plans

Section 3.12 Labor

Section 3.13 Litigation

Section 3.15 Environmental Matters

Section 3.16 Insurance

Section 3.17 Related Party Transactions

Section 3.19 Bank Accounts; Powers of Attorney

Section 3.20 Receivables

Section 3.21 Customers and Suppliers